As filed with the Securities and Exchange Commission on July 8, 2020

Registration Nos.	333-
811-02982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. __                    [   ]

Post-Effective Amendment No. __                  [   ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Amendment No. 30                                          [X]

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND A
(Exact Name of Registrant)

NASSAU LIFE INSURANCE COMPANY
(Name of Depositor)

One American Row, Hartford, Connecticut 06115
(Address of Depositor’s Principal Executive Offices) (Zip Code)

860-403-5000
(Depositor’s Telephone Number, including Area Code)

The Corporation Trust Company (CT Corp)
1209 N Orange Street
Wilmington, Delaware 19801
(Name and Address of Agent for Service)

Copies of all communications to:

Kostas Cheliotis	Dodie C. Kent, Esq.
Vice President, General Counsel, Secretary	Partner
Nassau Re	Eversheds Sutherland (US) LLP
One American Row	1114 Avenue of the Americas, 40th Floor
Hartford, Connecticut 06115	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in First Investors Life Variable Annuity Fund A supporting individual flexible premium deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the individual flexible premium deferred variable annuity contracts issued through the Registrant were previously registered on Form N-4 (File Nos. 002-66295; 811-02982). Upon effectiveness of the merger of Foresters Life Insurance and Annuity Company (formerly First Investors Life Insurance Company) with and into Nassau Life Insurance Company (“NNY”), NNY became the obligor of the contracts and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

INDIVIDUAL VARIABLE ANNUITY CONTRACT

Individual Variable Annuity Contract
Issued By
Nassau Life Insurance Company
Through
First Investors Life Variable Annuity Fund A

Supplement dated July 8, 2020 to the Prospectus dated April 23, 2002

Administrative Office
Address: Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836
Phone Number: 1-800-832-7783 (9:00 A.M. and 5:00 P.M., Eastern Time)
Website: www.NSRE.com

This supplement updates certain information contained in the prospectus, dated April 23, 2002, for the Individual Variable Annuity Contract (the “Contract”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Nassau Life Insurance Company (“NNY”) is supplementing the prospectus for the Contract to provide information about the acquisition of the issuer of the Contracts, Foresters Life Insurance and Annuity Company (“FLIAC”), by NNY and the subsequent merger (the “Merger”) of FLIAC with and into NNY.

NNY entered into an agreement with FLIAC whereby NNY would purchase FLIAC. The acquisition of FLIAC by NNY was completed on July 1, 2020. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the First Investors Life Variable Annuity Fund A (the “Separate Account” or “Separate Account A”). The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Contracts.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from FLIAC to NNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

Following the acquisition of FLIAC by NNY, an NNY affiliate, 1851 Securities, Inc., became the principal underwriter for the Contracts.

The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional Purchase Payments.

Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

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I.	References to First Investors Life Insurance Company (including references to “we,” “us” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to NNY. Please note that First Investors Life Insurance Company was renamed FLIAC in September 2015.

II.	References to the First Investors Special Bond Fund, Inc. (including references to the “Special Bond Fund”) throughout the prospectus that are not otherwise addressed below are replaced with references to the Delaware VIP® Fund for Income Series (or the “Fund”).

III.	The following replaces the information related to total annual operating expenses of the Fund and the subsequent cost example on page 4 under “FEE TABLE.” Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Fund and to update the cost example.

The next table shows the operating expenses charged by the Delaware VIP® Fund for Income Series that you will pay periodically during the time that you own the Contract. More detail concerning the Fund’s fees and expenses is contained in the prospectus for the Fund.

Fund Operating Expenses
(as a percentage of Fund assets)[1]
Management fees	0.65%
Distribution and service (12b-1) fees	None
Other expenses	0.18%
Total annual Fund operating expenses	0.83%
Fee waivers and expense reimbursements	(0.00)%[2]
Total annual Fund operating expenses after fee waivers and expense reimbursements	0.83%

[1] Based on expenses incurred during the Fund’s fiscal year ended December 31, 2019.
2.The Fund’s investment manager has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and liquidations) in order to prevent total annual Fund operating expenses from exceeding 0.83% of the Fund’s average daily net assets from October 4, 2019 through October 31, 2021. These waivers and reimbursements may only be terminated by agreement of the investment manager and the Fund.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, the annual administrative charge, Separate Account annual expenses and the Fund operating expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the total annual Fund operating expenses (before waivers and expense reimbursements) of the Fund. The Example does not reflect the deduction of the annual administrative charge because the assumed Accumulated Value is greater than $1,499 during all periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows.

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If you surrender or do not surrender the Contract, or if you annuitize the Contract, at the end of the applicable time period:

1 year	3 years	5 years	10 years
$849	$1,164	$1,500	$2,447

IV.	On page 5, the following replaces the section titled “ACCUMULATION UNIT VALUES” under “CONDENSED FINANCIAL INFORMATION”:

ACCUMULATION UNIT VALUES

This table shows Accumulation Unit Values and the number of Accumulation Units outstanding for Separate Account A for the last ten fiscal years. You should read the information in the following table in conjunction with the Separate Account’s financial statements contained in the Statement of Additional Information. See “FINANCIAL STATEMENTS” below for instructions on how to obtain the Statement of Additional Information free of charge.

At	Accumulation Unit	Number of
	Value ($)	Accumulation Units
December 31, 2010	8.26	1,075,899
December 31, 2011	8.67	960,487
December 31, 2012	9.76	891,969
December 31, 2013	10.36	825,813
December 31, 2014	10.36	734,847
December 31, 2015	10.09	645,618
December 31, 2016	11.13	595,190
December 31, 2017	11.80	518,049
December 31, 2018	11.41	440,087
December 31, 2019	12.77	393,064

V.	Beginning on page 5, the following replaces the section titled “WHO WE ARE”:

WHO WE ARE

NASSAU LIFE INSURANCE COMPANY

NNY, with its home office at One American Row, Hartford, Connecticut 06115, is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

NNY is part of Nassau Financial Group L.P. (the “Nassau Group”). NNY has been operating as an insurance company since 1851. It was acquired by the Nassau Group in 2016. Other affiliates of NNY include 1851 Securities, Inc. (or hereafter “1851”), which is the distributor for the Contracts, and the Nassau Companies of New York, which will provide administrative services for the Contracts.

For information or service concerning a Contract, you may contact us in writing at our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax us at 732-855-5935. You may also contact us through our website at www.NSRE.com.

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You should send any Purchase Payments, notices, elections or requests (including requests for the Fund’s prospectus), as well as any other documentation that we require for any purpose in connection with your Contract, to our Administrative Office. No payment, notice, election, request or documentation will be treated as having been “received” by us until we have actually received it, as well as any related forms and items that we require, all in complete and Good Order (i.e., in form and substance acceptable to us) at our Administrative Office. To meet our requirements for processing transactions, we may require that you use our forms. We will notify you and provide you with an address if we designate another office for receipt of information, payments and documents.

SEPARATE ACCOUNT A

Separate Account A was established on September 11, 1979 under New York Insurance Law. Separate Account A is a unit investment trust registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”).

We segregate the assets of Separate Account A from our other assets in our General Account. These assets fall into two categories: (1) assets equal to our reserves and other liabilities under the Contract and (2) additional assets derived from expenses that we charge to Separate Account A. The assets equal to our reserves and liabilities support the Contract. We cannot use these assets to satisfy any of our other obligations. The assets we derive from Contract charges do not support the Contract, and we can transfer these assets in cash to our General Account. Before making a transfer, we will consider any possible adverse impact that the transfer may have on Separate Account A. We credit to, or charge against, Separate Account A realized and unrealized income, gains and losses without regard to our other income, gains and losses. The obligations under the Contract are our obligations.

Separate Account A invests its assets in shares of the Fund at net asset value. We own the shares of the Fund held in Separate Account A, not you. The value of your investment in Separate Account A is determined based on the net asset value of the Fund’s shares and the number of Fund shares held in Separate Account A, the number of Accumulation Units outstanding and attributable to your Contract, and any applicable deductions for charges and expenses under the Contract that reduce the Accumulation Unit value. Separate Account A reinvests any distribution received from the Fund in additional shares of the Fund at net asset value. Separate Account A may make deductions for charges and expenses under the Contract by redeeming the number of equivalent Fund shares at net asset value.

Separate Account A previously invested in shares of the First Investors Life Series Fund for Income (formerly named the First Investors Special Bond Fund, Inc.), a fund of the First Investors Life Series Funds, until October 4, 2019. On that date, the First Investors Life Series Fund for Income was reorganized into a substantially similar series of the Delaware VIP® Trust called the Delaware VIP® Fund for Income Series. As a result, shares of the First Investors Life Series Fund for Income held in the Separate Account on October 4, 2019 became shares of the Delaware VIP® Fund for Income Series, and the Separate Account has invested in shares of the Delaware VIP® Fund for Income Series since that time.

THE FUND

The Delaware VIP® Fund for Income Series is a series of the Delaware VIP® Trust, an open-end management investment company registered with the SEC under the 1940 Act. The Fund’s investment manager is Delaware Management Company. The Fund’s sub-advisers are Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited and Macquarie Investment Management Global Limited. The Fund’s investment objective is high current income. There is no guarantee that Fund will achieve its stated objective.

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The Fund currently offers its shares only through variable insurance products issued by NNY or by other insurance companies. The Fund reserves the right to offer its shares to other separate accounts or directly to NNY. Although the Fund may have a similar name, the same portfolio managers or a similar investment objective as other publicly available mutual funds, the Fund is separate and distinct from such other mutual funds. The Fund will have different portfolio holdings and fees, so its performance will vary from such other mutual funds.

The investment objective, principal investment strategies, principal risks and management of the Fund are further described in the Fund prospectus. You should read the prospectus carefully. You may obtain another copy of the Fund’s prospectus by writing to us at our Administrative Office, located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836, calling us at 1-800-832-7783 between the hours of 9:00 A.M. to 5:00 P.M., Eastern Time or faxing us at 732-510-4209. You also can obtain a copy of the Fund’s prospectus at www.delawarefunds.com/dcio/literature.

VI.	On page 7, the following is added to the end of the section titled “RISK AND REWARD CONSIDERATIONS”:

GENERAL ACCOUNT RISK

The assets of our General Account support our insurance obligations and are subject to general liabilities from our business operations and to claims by our general creditors. Amounts paid by us under your Contract that are not paid from the Separate Account (such as annuity payments) are paid from our General Account. Any such payments are subject to our financial strength and claims-paying ability.

How to Obtain More Information. We encourage Contractowners to read and understand our financial statements. Our audited financial statements, as well as the audited financial statements of the Separate Account, are located in the Statement of Additional Information. See “FINANCIAL STATEMENTS” below for instructions on how to obtain the Statement of Additional Information free of charge.

VII.	On page 9, the following replaces the section titled “EXPENSES” under “OTHER CHARGES”:

FUND EXPENSES

There are deductions from and expenses paid out of the assets of the Fund that are described in the prospectus for the Fund.

VIII.	Beginning on page 15, the following replaces the section titled “TAX INFORMATION”:

FEDERAL TAX INFORMATION

This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax-deferred annuity contract for federal income tax purposes and the following summary assumes so. We do not discuss state or local taxes herein, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which you should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan, a traditional IRA or a Roth IRA.

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The following discussion does not apply to a Contract that has been purchased as part of a qualified retirement plan or IRA (a “qualified Contract”). If a qualified Contract is purchased, the tax treatment of Purchase Payments, annuity payments, surrenders and death benefits with respect to a qualified Contract will be governed by the tax law applicable to qualified retirement plans and IRAs. However, generally, deductible or “before-tax” Purchase Payments for qualified Contracts will be taxed when distributed from the Contract; the Contract is not forfeitable; and Contract ownership may not be transferred.

Purchase Payments for a Contract purchased outside of a qualified retirement plan or IRA (a “non-qualified” contract) are on an “after-tax” basis, so you only pay federal income tax on your net earnings and net realized gains under the Contract. Generally, these earnings and gains are taxed when you receive distributions thereof under the Contract. The IRS has not reviewed the Contracts for qualification as an appropriate investment for a qualified plan or IRA.

When a non-natural person owns a non-qualified Contract, the Contract generally will not be treated as an annuity for federal tax purposes and thus will not enjoy the benefit of tax deferral. However, a Contract owned by a non-natural person as agent for an individual will be treated as an annuity for those purposes.

This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

PURCHASE PAYMENTS

Your Purchase Payments are not deductible from your gross income for federal income tax purposes.

INCREASES IN ACCUMULATED VALUE

Generally, you pay no federal income tax on increases in your Contract’s Accumulated Value until there is a distribution from a Contract. A distribution occurs when there is a partial or full surrender or annuity payments begin.

ANNUITY PAYMENTS

Once annuity payments begin, you generally will be taxed for federal income tax purposes only on the net investment income and investment gains you have earned (as ordinary income) and not on the amount of your Purchase Payments. As a result, a portion of each payment is taxable as ordinary income. The remaining portion is a nontaxable recovery of your investment in the Contract. Generally, your investment in the Contract equals the Purchase Payments you made, less any amounts you previously surrendered that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by:

●	dividing your investment in the Contract by the total amount you expect to receive out of the Contract, and
●	multiplying the result by the amount of the payment.

For variable annuity payments, the tax-free portion of each payment is (a) your investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments you receive after you recover your investment in the Contract, are fully taxable. If payments under a life annuity stop because the Annuitant dies, there is a federal income tax deduction for any unrecovered investment in the Contract.

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SURRENDERS

Before annuity payments begin, surrenders are taxed for federal income tax purposes as follows:

●	a partial or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulated Value exceeds the investment in the Contract (that is, on an “income first” basis); and
●	a penalty equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59½ subject to certain exceptions.

The 10% federal tax penalty is generally not imposed on surrenders that are:

●	made on or after the death of a Contractowner;
●	attributable to the taxpayer becoming disabled; or
●	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer or for the joint life or joint life expectancy of the taxpayer and the spouse.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59½ or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the 10% federal tax penalty with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

If the Contract was purchased as an investment for profit, subject to certain rules, you may deduct any loss upon surrender of the Contract as an ordinary loss.

For purposes of surrenders, the Internal Revenue Code treats all non-qualified deferred Contracts that we issue to you in the same calendar year as a single Contract.

DEATH BENEFITS

Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the beneficiary free of federal income tax. Generally, a death benefit is included in the income of the recipient as follows:

●	if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;
●	if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s investment in the Contract. The Beneficiary must pay federal income tax on this amount at the Beneficiary’s tax rate. Moreover, the death benefit may also be included in the Contractowner’s federal gross estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special federal income tax deduction for a portion of the federal estate tax attributable to the death benefit.

TRANSFERS, ASSIGNMENTS AND CONTRACT EXCHANGES

Transferring or assigning ownership of the Contract, designating an annuitant other than the owner, selecting or changing Annuity Commencement Dates or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Internal Revenue Code) may result in certain tax consequences, such as liability for federal income and gift taxes, not explained in this prospectus.

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TAX WITHHOLDING AND REPORTING

The Internal Revenue Code generally requires us to withhold income tax from any Contract distribution, including a partial or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is "periodic" or "non-periodic." For periodic payments (e.g., annuity payments), upon request we withhold from the taxable portion of each payment based on a payroll withholding schedule that assumes a married recipient claiming three withholding exemptions. If you want us to withhold on a different basis, you must file an appropriate withholding certificate with us. For non-periodic payments (e.g., distributions such as partial surrenders), we generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply. For periodic payments, your election is effective for the calendar year for which you file it with us, and for each subsequent year until you amend or modify it. For non-periodic payments, an election is effective when you file it with us, but only for the payment to which it is applicable. We have to notify your recipients of your right to elect not to have taxes withheld.

The Internal Revenue Code generally requires us to report all payments to the Internal Revenue Service.

FEDERAL ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES

While we are not discussing the federal estate tax implications of the Contract, owners of variable annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Internal Revenue Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Internal Revue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

MEDICARE TAX

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax adviser for more information.

DEFINITION OF SPOUSE

All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal

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law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by the Fund to foreign jurisdictions to the extent permitted under federal tax law.

OTHER TAX ISSUES

We are taxed as a “life insurance company” under the Internal Revenue Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently assessed against the Separate Account for such tax. If we incur such tax in the future, we may assess a charge for such tax against the Separate Account. We may incur state and local income taxes (in addition to premium taxes) attributable to the Separate Account in several states. At present, these taxes are not significant and we currently do not impose any charge for such taxes against the Separate Account. We may, however, assess the Separate Account for such taxes in the future. If any charges for federal, state or local taxes are assessed against the Separate Account in the future, they could reduce the net investment performances of the Separate Account.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the Separate Account must be “adequately diversified” in accordance with the Internal Revenue Code and Treasury Department regulations. The investment adviser of the Fund monitors the Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, the Fund’s assets are treated as if they are owned by the Separate Account. If the Separate Account failed to satisfy these requirements, you would be currently taxed on the net earnings and net realized gains of the Separate Account unless your Contract was held in a qualified plan or an IRA. The tax would apply from the first quarter of the failure, until we corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

The Fund under the Contract sells its shares not only to the Separate Account but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of policyowners and contractowners that invest in the same Fund. If such a conflict were to arise, we would take whatever steps were necessary to protect the interests of policyowners and contractowners, including potentially substituting a different fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Contractowner’s control of the investments of the Separate Account could cause the Contractowner, rather than us, to be treated as the owner of the assets in the Separate Account for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Contractowner. Based upon existing IRS guidance, we do not believe that the ownership rights of a Contractowner under the Contract would result in a Contractowner being treated as the owner of the assets of the Contract. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

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IX.	On page 19, the following replaces the section titled “DISTRIBUTION OF CONTRACTS” under “OTHER INFORMATION”:

DISTRIBUTION OF THE CONTRACT

The Contracts are no longer offered for new sales, but existing Contractowners may continue to make additional Purchase Payments. As such, the Contract is considered to be continuously offered by NNY and the Separate Account.

Prior to the acquisition of FLIAC by NNY, Foresters Financial Services, Inc. (formerly named First Investors Corporation), an affiliate of FLIAC, served as principal underwriter and distributor for the Contracts. As a result of the acquisition of FLIAC by NNY, effective July 1, 2020, 1851 Securities, Inc., an affiliate of NNY, assumed the role of the principal underwriter and distributor for the Contracts. 1851 also serves as principal underwriter and distributor for other variable insurance products issued by NNY and its affiliated companies. NNY or an affiliate thereof reimburses 1851 for expenses that 1851 incurs in distributing variable insurance products of NNY. 1851 does not receive or retain any fees imposed by NNY under variable insurance products issued by NNY; however, 1851 may receive 12b-1 fees or other payments from underlying funds or their affiliates.

1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 (the “1934 Act”), as well as the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (“FINRA”).

1851 and NNY have entered into a selling agreement with Cetera Investment Services LLC (“Cetera”) to cover Cetera’s continued servicing of Contracts held by Cetera customers. This agreement also covers Cetera’s sale and servicing of other variable annuity contracts and variable life insurance policies issued by NNY (including those contracts and policies assumed by NNY in connection with the Merger of FLIAC into NNY). Cetera is registered as a broker-dealer with the SEC under the 1934 Act and is a member of FINRA.

COMPENSATION

Under our agreement with Cetera, we generally pay compensation to Cetera in the form of commissions when a purchase payment is invested in a Contract. We pay a commission of up to 7% on each Purchase Payment, depending on the dollar amount of the Purchase Payment. No other compensation is paid to Cetera with respect to any other Contractowner transactions under the Contract. After the second Contract year, we may also pay Cetera an amount equal to 0.10% of a Contract’s Accumulation Value on an annual basis.

A portion of the compensation paid by NNY to Cetera is used by Cetera to pay commissions or other compensation to its registered representatives who service the Contract, depending on the agreement between Cetera and the registered representative. Such representatives act as appointed agents of NNY under applicable state insurance law and must be licensed to sell variable insurance products. Cetera or a registered representative may receive different compensation for selling or servicing one variable insurance product compared to another.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be made to Cetera based on Purchase Payments invested in the Contract. Additional payments may be made to Cetera that are not directly related to the investment of additional Purchase Payments in the Contract, such as payments related to the recruitment and training of personnel, production of promotional literature and similar services.

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The Contract assesses a front-end sales charge on Purchase Payments, so you directly pay for sales and distribution expenses of NNY when you make a Purchase Payment. You also indirectly pay for sales and distribution expenses of NNY through the mortality and expense risk charge under the Contract. Any profits NNY may realize through receiving the mortality and expense risk charge deducted under your Contract may be used to pay for sales and distribution expenses. NNY may also pay for sales and distribution expenses out of any payments NNY or 1851 may receive for providing administrative, marketing and other support and services to the Fund. Currently, neither NNY nor 1851 receive such payments with respect to the Contracts.

X.	On page 19, the following is added immediately after the section titled “DISTRIBUTION OF THE CONTRACT” under “OTHER INFORMATION”:

CYBER SECURITY AND BUSINESS CONTINUITY RISKS

Our variable product business is dependent upon the effective operation of our computer systems and those of our business partners, and so our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting us, the Fund, intermediaries and other affiliated or third-party service providers may adversely affect us and your interest in the Contract.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities.

LEGAL PROCEEDINGS

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account or on our ability to meet our obligations under the Contracts or on 1851 in its role as principal underwriter.

XI.	On page 19, the following replaces the section titled “FINANCIAL STATEMENTS” under “OTHER INFORMATION”:

FINANCIAL STATEMENTS

Audited financial statements of the Separate Account and NNY are included in the Statement of Additional Information. For a free copy of the Statement of Additional Information, simply call or write to our Administrative Office or contact us through our website at www.NSRE.com. The Statement of Additional Information is also available on the SEC’s website at www.sec.gov.

11

INDIVIDUAL VARIABLE ANNUITY CONTRACTS
OFFERED BY
FIRST INVESTORS LIFE INSURANCE COMPANY
("FIRST INVESTORS LIFE")

THROUGH

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND A ("SEPARATE ACCOUNT A")
95 Wall Street, New York, New York  10005/(212) 858-8200

     This  Prospectus   describes   deferred  Variable  Annuity  Contracts  (the
"Contracts") offered by First Investors Life Insurance Company ("First Investors
Life", "we", "us" or "our") which provide you with the opportunity to accumulate capital, on a tax-deferred basis, for retirement or other long-term purposes and thereafter  to  annuitize  your  accumulated  cash  value if you so  elect.  The
Contracts offer several options under which you can receive annuity payments for life.

     The Contracts  invest,  through  Separate Account A, in the First Investors
Special Bond Fund, Inc. ("Special Bond Fund"). The amount you accumulate depends upon the performance of Separate Account A. You bear all of the investment risk, which means that you could lose money.

     THE INTERNAL REVENUE SERVICE MAY ASSESS A PENALTY ON EARLY WITHDRAWAL.  THE
CONTRACTS PROVIDE YOU WITH A 10-DAY REVOCATION RIGHT.

     Please read this prospectus and keep it for future  reference.  It contains important  information that you should know before buying a Contract. We filed a
Statement of  Additional  Information  ("SAI"),  dated April 23, 2002,  with the
Securities and Exchange  Commission.  We  incorporate  the SAI by reference into this  prospectus.  See the SAI Table of Contents at the end of this  prospectus.
You can get a free SAI by contacting us at the address or telephone number shown above.

     The  Securities  and Exchange  Commission  has not approved or  disapproved
these  securities  or  passed  upon  the  adequacy  of  this   prospectus.   Any
representation to the contrary is a criminal offense.

     This  prospectus  is valid only if attached to the  current  prospectus  of
First Investors Special Bond Fund, Inc. (the "Fund").

                 THE DATE OF THIS PROSPECTUS IS APRIL 23, 2002.

                               TABLE OF CONTENTS*

-----------------------------
*A Table of Contents for the Special Bond Fund prospectus can be found at page 2 of that prospectus.

                                       2

                            GLOSSARY OF SPECIAL TERMS

     ACCUMULATED VALUE - The value of all the Accumulation Units credited to the
Contract.

     ACCUMULATION  PERIOD - The period  between  the date of issue of a Contract and the Annuity Commencement Date.

     ACCUMULATION  UNIT - A unit that  measures  the value of a  Contractowner's interest in Separate Account A before the Annuity Commencement Date.

     ADDITIONAL  PAYMENT - A Purchase Payment made to First Investors Life after issuance of a Contract.

     ANNUITANT - The person who is designated to receive annuity payments or who is actually receiving annuity payments.

     ANNUITY  COMMENCEMENT  DATE - The date on which  we  begin  making  annuity payments.

     ANNUITY UNIT - A unit that  determines  the amount of each annuity  payment after the first annuity payment.

     BENEFICIARY - The person who is designated to receive any benefits  under a
Contract upon the death of the Annuitant or the Contractowner.

     CONTRACT  -  An  individual  variable  annuity  contract  offered  by  this
Prospectus.

     CONTRACTOWNER  - The person or entity with legal rights of ownership of the
Contract.

     FIXED  ANNUITY - An annuity with annuity  payments  that remain fixed as to dollar amount throughout the payment period.

     GENERAL  ACCOUNT - All  assets of First  Investors  Life  other  than those allocated  to Separate  Account A and other  segregated  investment  accounts of
First Investors Life.

     JOINT  ANNUITANT - The designated  second person under a joint and survivor life annuity.

     NET ACCUMULATED VALUE - accumulated value less any applicable premium taxes not previously deducted.

     PURCHASE  PAYMENT - A payment  made to First  Investors  Life to purchase a
Contract.

     SEPARATE  ACCOUNT A - The segregated  investment  account  entitled  "First
Investors Life Variable  Annuity Fund A,"  established  by First  Investors Life pursuant to applicable law and registered as a unit  investment  trust under the
Investment Company Act of 1940 ("1940 Act").

     VALUATION DATE - Any date on which the New York Stock Exchange  ("NYSE") is open for regular  trading.  Each  Valuation Date ends as of the close of regular trading on the NYSE  (normally  4:00 P.M.,  Eastern  Time).  The NYSE  currently observes  the  following  holidays:  New Year's  Day,  Martin  Luther  King Day,
Presidents'  Day,  Good  Friday,  Memorial  Day,  Independence  Day,  Labor Day,
Thanksgiving Day and Christmas Day.

     VALUATION  PERIOD - The period  beginning at the end of any Valuation  Date and extending to the end of the next Valuation Date.

     VARIABLE  ANNUITY - An annuity  with annuity  payments  that vary in dollar amount, in accordance with the net investment  experience of Separate Account A, throughout the payment period.

     WE (AND OUR) - First Investors Life.

     YOU (AND YOUR) - An actual or prospective  Contractowner who is reading the prospectus.

                                       3

                                    FEE TABLE

     The tables below are provided to help you  understand  the various  charges and expenses you will directly or indirectly bear in purchasing a Contract. They reflect the charges and  expenses of Separate  Account A, as well as the Fund in which Separate  Account A invests.  The tables reflect  expenses  expected to be incurred in 2001.

SEPARATE ACCOUNT A EXPENSES

CONTRACTOWNER TRANSACTION EXPENSES

Maximum Sales Load Imposed on Purchases (as a
    percentage of Purchase Payments).................................    7.00%
Maximum Contingent Deferred Sales Charge ............................     None
Annual Contract Maintenance Charge....................................    None

SEPARATE ACCOUNT A ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charges....................................   0.75%
Other Charges.........................................................   0.00%+
                                                                       -------
Total Separate Account A Annual Expenses..............................   0.75%

FUND ANNUAL EXPENSES
(AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)

     Management Fees................................................     0.75%
     Other Expenses.................................................     0.15%
                                                                         -----
     Total Fund Operating Expenses                                       0.90%*

+  We may deduct an administrative charge of $7.50 annually from the Accumulated
   Value of Contracts  that have an  Accumulated  Value of less than $1,500 (see
   "Administrative Charge").

*  The  Fund has an  expense  offset  arrangement  that may  reduce  the  Fund's custodian  fee based on the  amount of cash  maintained  by the Fund with its custodian.  We do not reflect these fee reductions under Total Fund Operating
   Expenses.  Including the expense offsets,  the annual net fund expenses would be 0.88%.

     For more complete descriptions of the various charges and expenses shown in the Fee  Table,  please  refer to "THE  CONTRACTS  IN  DETAIL  -- Sales  Charge,
Mortality and Expense Risk  Charges,  and Other  Charges." In addition,  Premium taxes may be applicable (see "Other Charges").

EXAMPLE
If you surrender your Contract
(or if you annuitize) at the end
of the period shown, you would pay the
following expenses on a $10,000 investment,
assuming 5% annual return on assets:............. 1 YEAR       3 YEARS       5 YEARS        10 YEARS
                                                  ------       -------       -------        ---------

                                                   $856         $1,184        $1,534         $2,518

         YOU SHOULD NOT CONSIDER THE EXPENSES IN THE EXAMPLE A REPRESENTATION OF
PAST OR FUTURE EXPENSES.  ACTUAL EXPENSES IN FUTURE YEARS MAY BE GREATER OR LESS
THAN THOSE SHOWN.

                                       4

                         CONDENSED FINANCIAL INFORMATION

ACCUMULATION UNIT VALUES

     This  table  shows  the   Accumulation   Unit  Values  and  the  number  of
Accumulation  Units  outstanding for Separate  Account A for the last ten fiscal years.

                                      ACCUMULATION                 NUMBER OF
                      AT              UNIT VALUE($)           ACCUMULATION UNITS
                      --              -------------           ------------------

              December 31, 1992          2.88323                 15,144,947.0
              December 31, 1993          3.38150                 12,724,736.0
              December 31, 1994          3.31907                 11,057,783.2
              December 31, 1995          3.97815                  9,552,100.7
              December 31, 1996          4.46562                  8,254,269.6
              December 31, 1997          4.91727                  7,334,261.6
              December 31, 1998          4.94340                  6,517,336.4
              December 31, 1999          5.21266                  5,785,665.3
              December 31, 2000          4.83280                  4,988,090.4
              December 31, 2001          4.79527                  4,591,110.3

                                    OVERVIEW

    This overview  highlights some basic  information about the Variable Annuity
Contract  offered by First Investors Life in this  prospectus.  We sell Separate
Account A Contracts  with a front-end  sales  charge.  The  Contracts  invest in
Separate Account A. You will find more information about the Contracts beginning on page 7 of this Prospectus.

HOW THE CONTRACTS WORK

     Like all  variable  annuity  contracts,  the  Contract  has two phases:  an accumulation  period  and an annuity  income  period.  During  the  accumulation period,  earnings on your  investment  accumulate on a tax-deferred  basis.  The annuity income period begins when you start to receive annuity income  payments.
You can select one of several annuity income payment options. The amount of your annuity payments will vary with the performance of Separate Account A as well as the type of annuity option you choose.

      During the accumulation period, the amount of money you accumulate in your
Contract  depends on the performance of Separate Account A. You can gain or lose money if you  invest in the  Contract.  Separate  Account A invests at net asset value in shares of the Special  Bond Fund.  For  information  on the  investment objectives,  principal  investment  strategies and principal investment risks of the Special Bond Fund, see the Fund prospectus,  which is attached at the end of this prospectus.

     The  Contract  provides  a  guaranteed  death  benefit  that  we  pay  to a designated  beneficiary when the Annuitant dies. The Separate Account A Contract guarantees  that the  beneficiary  will  receive  the  greater  of (i) the total
Purchase  Payments less any  withdrawals  or (ii) the  Accumulated  Value of the
Contract at the time of death.

WHO WE ARE

     FIRST INVESTORS LIFE

     First Investors  Life, 95 Wall Street,  New York, New York 10005 is a stock life  insurance  company  incorporated  in New  York  in  1962.  We  write  life insurance, annuities and accident and health insurance.

     First Investors Consolidated  Corporation ("FICC"), a holding company, owns all of the voting  common  stock of First  Investors  Management  Company,  Inc.
("FIMCO" or "Adviser"),  the investment adviser of Special Bond Fund, and all of

                                       5

the  outstanding  stock of First Investors  Life,  First  Investors  Corporation
("FIC" or "Underwriter"),  the distributor of the contracts,  and Administrative
Data Management  Corp.,  the transfer agent for the Special Bond Fund. Mr. Glenn
O. Head and members of his family  control  FICC and,  therefore,  FIMCO,  First
Investors Life and the other companies that are owned by FICC.

     SEPARATE ACCOUNT A

     First  Investors  Life Variable  Annuity Fund A ("Separate  Account A") was
established on September 11, 1979 under New York Insurance Law.

     Separate  Account  A  is  a  registered  unit  investment  trust  with  the
Securities and Exchange Commission  ("SEC").  This registration does not involve supervision by the SEC of the management or investment  practices or policies of
Separate Account A.

     We segregate  the assets of Separate  Account A from our other  assets.  We cannot  charge  liabilities  arising out of our other  businesses  against  that portion of Separate Account A's assets that is  approximately  equal to Contract reserves and  liabilities.  We credit to, or charge against,  Separate Account A realized and  unrealized  income,  gains and losses  without regard to our other
income,   gains  and  losses.  The  obligations  under  the  Contracts  are  our obligations.

     Separate  Account A invests,  at net asset value,  in shares of the Special
Bond Fund. Separate Account A reinvests all distributions received from the Fund in additional shares of the Fund at net asset value. Separate Account A may make deductions  for charges and expenses by redeeming the number of equivalent  Fund shares at net asset value. We value Fund shares that we hold in Separate Account
A at their net asset values.

     THE SPECIAL BOND FUND

     The  Special  Bond Fund is a  diversified  open-end  management  investment company  (commonly  known as a "mutual fund")  registered with the SEC under the
1940 Act.  Registration  of the Fund does not involve  supervision by the SEC of the management or investment  practices or policies of the Fund. The Fund offers its shares only through the purchase of our variable annuity contracts.  It does not offer its shares directly to the general public. The Fund reserves the right to offer its shares to other separate accounts of ours or directly to us.

     FIMCO,  the  investment  adviser  of the  Fund,  is a New York  corporation located at 95 Wall  Street,  New York,  NY 10005.  The  Adviser  supervises  and manages the investments and operations of the Fund.

RISK AND REWARD CONSIDERATIONS

     You  should  consider  investing  in a  Contract  if  you  are  seeking  to accumulate  assets for your  retirement  or you are already  retired and you are concerned  about outliving your  retirement  savings.  The Contract offers you a professionally  managed  investment  in an  underlying  portfolio  with  certain investment  objectives,  policies  and  risks as set forth in the  Special  Bond
Fund's prospectus.  You pay no income taxes on any gains until you withdraw your money through  surrenders or one of our annuity options.  This allows your money to grow faster.  Best of all, there are no income or contribution  limits - such as those that exist on individual retirement accounts or 401(k)s - that restrict the  amount  that you can  invest.  You  control  how much you  invest  for your retirement and when and how often you wish to add to your account.

     There are  several  factors  that you  should  consider  before  you make a decision to purchase a Contract.

        o        You  bear  all  of  the  investment   risk  of  the  underlying
                 investment  portfolio,  which means you could lose  money.  The
                 investment  objectives,   primary  investment  strategies,  and

                                       6

                 primary  risks  of the  underlying  Fund  is  described  in the attached Special Bond Fund prospectus.

        o        An  investment  in a Contract is not an  investment in a mutual fund. The Contract  differs from an investment in a mutual fund in that it has a death benefit and annuity pay-out options, you pay charges for these  annuity  benefits  ("additional  annuity charges")  that are not  applicable  to  investments  in mutual funds,  and we,  not  you,  own the  shares  of the  underlying
                 Special Bond Fund.

        o        You should not consider investing in a Contract unless you plan to maintain  your  investment  for at least 10 years and do not plan to take withdrawals prior to age 59 1/2. It will generally take at least 10 years  before  the  benefits  of tax  deferred growth to outweigh the additional  annuity  charges.  Moreover, distributions  prior to age 59 1/2 are,  with some  exceptions, subject to a penalty tax. See "TAX INFORMATION."

        o        We generally do not  recommend  the Contract for  investors who are in combined federal, state and local income tax brackets of less than 28%. For such investors, the benefits of tax deferred growth  are not  likely  to  outweigh  the  additional  annuity charges.

        o        If you are investing  assets  within an  individual  retirement account or other qualified  retirement  plan account,  a mutual fund investment provides the same tax deferred growth potential as a variable annuity, without the additional annuity charges.

        o        A partial or total surrender of a Contract is taxed as ordinary income to the  extent  that the  Contract  value  exceeds  your investment in the Contract  (i.e., on an "income first" basis).
                 See "TAX INFORMATION."

        o        The death  benefit  paid to a  beneficiary  of the  Contract is
                 taxed  as   ordinary   income   to  the   beneficiary   at  the
                 beneficiary's  tax rate to the  extent  that the death  benefit exceeds the owner's  investment in the Contract.  Thus, if your primary  objective  is to pass wealth on to your heirs,  a life insurance  policy may be more  appropriate  for you.  The death benefit on a life insurance  policy passes  income-tax  free to the beneficiary.

        o        Generally,  it may not be advisable to switch from one variable annuity  contract to another  because each contract will have a sales charge.

                             THE CONTRACTS IN DETAIL

     The Contract is a variable  annuity  contract  which  provides you with the opportunity  to  accumulate  capital on a tax  deferred  basis by  investing  in
Separate Account A and thereafter annuitizing your accumulated cash value if you wish.  We offer the Contract in states where we have the  authority to issue the
Contract.  We designed  the  Contract to provide  lifetime  annuity  payments to
Annuitants  according to several annuity options. The amount of annuity payments will vary with the investment  performance of Separate  Account A as well as the type of annuity you select.  The Contract  obligates us to make payments for the lifetime of the Annuitant in accordance  with the annuity rates in the Contract, regardless of actual  mortality  experience (see "The Annuity  Period").  On the death of the  Annuitant  before the Annuity  Commencement  Date,  we pay a death benefit to the  Beneficiary  whom you designate.  For a discussion of the amount and manner of  payment  of this  benefit,  see  "Death of  Annuitant  During the
Accumulation Period."

     You may  surrender  all or a portion of the  Accumulated  Value  during the
Accumulation  Period.  For a discussion on withdrawals  during the  Accumulation
Period,  see "Surrender and  Termination  (Redemption)  During the  Accumulation
Period."  For  Federal  income  tax  consequences  of  a  withdrawal,  see  "TAX
INFORMATION." The exercise of any Contract right,  including the right to make a withdrawal  during  the  Accumulation  Period,  is  subject  to  the  terms  and conditions  of any  qualified  trust  or plan  under  which  the  Contracts  are purchased.  This  Prospectus  contains no information  concerning  such trust or plan.

                                       7

     We reserve the right to amend the Contracts to meet the requirements of the
1940 Act or other applicable Federal or state laws or regulations.

     Contractowners with any inquiries  concerning their account should write to us at our Home Office, 95 Wall Street, New York, New York 10005.

PURCHASE PAYMENTS

     Your  initial  Purchase  Payment  must be at  least  $2,000.  You may  make
Additional  Payments  under  the  Contract  of at least  $200 at any time  after
Contract issuance.

     We credit your initial  Purchase Payment (less any charges) to your Account on the  Valuation  Date that we receive  it,  provided  that we have  received a properly completed application.  We credit an Additional Payment to your Account on  the  Valuation  Date  that  we  receive  it.  If we  receive  an  incomplete application  from you,  you must provide us with all  required  information  not later  than five  business  days  following  the  receipt  of such  application.
Otherwise,  we  will  return  the  Purchase  Payment  to you at the  end of such five-day period.

   Your Purchase  Payments buy Accumulation  Units of Separate Account A and not
shares of the Fund in which  Separate  Account A invests.  We allocate  Purchase
Payments  to  Separate  Account  A  based  on  the  next  computed  value  of an
Accumulation  Unit  following  receipt  at our Home  Office or other  designated office. We value  Accumulation Units at the end of each Valuation Date (I.E., as of the close of regular trading on the NYSE, normally 4:00 P.M., Eastern Time).

SALES CHARGE

     We intend the sales  charge to cover  expenses  relating to the sale of the
Contracts,  including  commissions  paid to persons  distributing the Contracts.
Discounts  are  available  on  larger  purchases.  Moreover,  when  you  make an
Additional  Payment  after the issuance of the  Contract,  you are entitled to a credit for all prior payments in computing the sales charge percentage. In other words, you pay the sales charge  percentage that reflects:  (a) the total amount of all Purchase  Payments  previously made plus (b) the amount of the Additional
Payment being made.

                                 DEDUCTION TABLE

                                                               SALES CHARGE AS % OF
                                                          ---------------------------       CONCESSION TO
                                                          PURCHASE        NET AMOUNT       DEALERS AS % OF
AMOUNT OF PURCHASE PAYMENT(S)                            PAYMENT(S)*       INVESTED       PURCHASE PAYMENT(S)

Less than $25,000.......................................    7.00%            7.53%              5.75%
$25,000 but under $50,000...............................    6.25             6.67               5.17
$50,000 but under $100,000..............................    4.75             4.99               3.93
$100,000 but under $250,000.............................    3.50             3.63               2.90
$250,000 but under $500,000.............................    2.50             2.56               2.19
$500,000 but under $1,000,000...........................    2.00             2.04               1.67
$1,000,000 or over......................................    1.50             1.52               1.24

 * Assumes that we have deducted no Premium taxes.

     We do not impose a sales  charge for  Contracts  sold to (a)  officers  and full-time  employees of First  Investors  Life or its  affiliates  who have been employed for at least one year,  or (b) our agents who have been under  contract for at least one year.

MORTALITY AND EXPENSE RISK CHARGES

     The mortality risk that we assume arises from our obligation to continue to make Fixed or Variable Annuity payments, determined in accordance with the other provisions of the Contracts,  to each Annuitant  regardless of (a) how long that person  lives  and (b) how long all  payees as a group  live.  This  assures  an
Annuitant that neither the  Annuitant's own longevity nor an improvement in life

                                       8

expectancy  generally  will  have any  adverse  effect on the  variable  annuity payments the Annuitant will receive under the Contract.

     In  addition,  we  assume  the risk  that the  charges  for  administrative expenses  may not be adequate to cover such  expenses.  We will not increase the
amount  we  charge  for  administrative   expenses.  In  consideration  for  our
assumption of these  mortality and expense risks,  we deduct an amount equal, on an annual  basis,  to 0.75% of the daily  Accumulation  Unit  value of  Separate
Account A. Of this charge,  approximately  0.60% is for  assuming the  mortality risk, and 0.15% is for assuming the expense risk.

   We guarantee that we will not increase the mortality and expense risk charges during the term of any Contract.  If the charges are  insufficient  to cover the actual  cost of the  mortality  and  expense  risks,  the loss  will fall on us.
Conversely,  if the deductions prove more than sufficient,  the excess will be a profit to us. We can use any profits resulting to us from  over-estimates of the actual  costs of the  mortality  and  expense  risks for any  business  purpose, including the payment of expenses of distributing  the Contracts.  These profits will not remain in Separate Account A.

OTHER CHARGES

     ADMINISTRATIVE CHARGE

     We  may  deduct  an  administrative  charge  of  $7.50  annually  from  the
Accumulated  Value of  Contracts  that  have an  Accumulated  Value of less than
$1,500  due to  partial  surrenders.  These  charges  are to  compensate  us for expenses involved in administering small accounts. If the actual expenses exceed charges, we will bear the loss.

     PREMIUM TAX CHARGE

     Some states assess Premium taxes at the time you:

        o        make Purchase Payments,

        o        surrender, or

        o        begin receiving annuity payments.

     We currently  advance any Premium  taxes due at the time you make  Purchase
Payments  and  then  deduct  Premium  taxes  from the  Accumulated  Value of the
Contract at the time of  surrender,  on death of the  Annuitant  or when annuity payments  begin.  However,  we reserve  the right to deduct  Premium  taxes when incurred. See "Appendix I" for Premium tax table.

     EXPENSES

     Total  Separate  Account A expenses for the fiscal year ended  December 31,
2001 amounted to $174,932 or 0.76% of average net assets for Separate Account A.
The Special Bond Fund has expenses that it pays out of its assets.

THE ACCUMULATION PERIOD

     CREDITING ACCUMULATION UNITS

     During  the  Accumulation  Period,  we  credit  Purchase  Payments  on  the
Contracts to the Contractowner's  Individual Account in the form of Accumulation
Units.  We  determine  the  number  of  Accumulation  Units  that we credit to a
Contractowner  for Separate Account A by dividing (a) the Purchase Payment (less any charges) by (b) the value of an Accumulation Unit for Separate Account A. We make this valuation after we receive the Purchase  Payment at our Home Office or other designated office.

                                       9

     The value of the  Contractowner's  Individual Account varies with the value of the assets of  Separate  Account A. The  investment  performance  of Separate
Account A and the expenses and deduction of certain  charges affect the value of an  Accumulation  Unit.  There is no assurance that the value of your Individual
Account will equal or exceed  Purchase  Payments.  We determine your  Individual
Account  for  a  Valuation  Period  by  multiplying  (a)  the  total  number  of
Accumulation  Units we  credit  to  Separate  Account  A by (b) the  value of an
Accumulation Unit for Separate Account A for the Valuation Period.

   DEATH OF ANNUITANT DURING THE ACCUMULATION PERIOD

     If the Annuitant dies before the Annuity  Commencement Date, we pay a Death
Benefit to the  Beneficiary  you have  designated.  We make this payment when we receive (a) a death  certificate  or similar proof of the death of the Annuitant
("Due Proof of Death") and (b) a First Investors Life Claimant's  Statement that includes notification of the Beneficiary's election to receive payment in either a single sum  settlement  or an Annuity  Option.  We determine  the value of the
Death Benefit as of the next computed value of the Accumulation  Units following our  receipt  of  written  notification  of death at our  Home  Office  or other designated office.

     If you do not elect  payment of the Death  Benefit under one of the Annuity
Options before the  Annuitant's  death,  the  Beneficiary  may elect to have the
Death  Benefit (a) paid in a single sum, (b) applied to provide an annuity under one of the Annuity  Options or (c) as we otherwise  permit.  If the  Beneficiary elects a single sum  settlement,  we pay the amount of the Death Benefit  within seven days of receipt of Due Proof of Death and a Claimant's statement.

     If the Beneficiary wants an Annuity Option, the Beneficiary will have up to
60 days  commencing with the date of our receipt of Due Proof of Death to select an Annuity Option.  If the  Beneficiary  does not make a selection by the end of the 60-day  period,  we pay a single sum settlement to the  Beneficiary.  If the
Beneficiary  selects any Annuity Option,  the Annuity  Commencement  Date is the
date  specified  in the  election.  That date may be no later than 60 days after receipt by us of Due Proof of Death.

     The amount of the Death  Benefit  payable  upon the death of the  Annuitant will be the greater of (a) the total Purchase  Payments less  withdrawals or (b)
the Accumulated Value.

   DEATH BENEFIT DURING ANNUITY PERIOD

   On receipt of Due Proof of Death of the Annuitant after annuity payments have begun under an Annuity Option, we make any remaining  payments under the Annuity
Option to the Beneficiary as provided by the Annuity Option.

   Unless otherwise provided in the Beneficiary  designation,  if no Beneficiary
survives  the  Annuitant,   the  proceeds  will  be  paid  in  one  sum  to  the
Contractowner, if living; otherwise, to the Contractowner's estate.

   DEATH OF CONTRACTOWNER DURING THE ACCUMULATION PERIOD

     If the Contractowner dies before we have distributed the entire interest in the Contract, we must distribute the value of the Contract to the Beneficiary as provided  below.  Otherwise,  the Contract  will not qualify as an annuity under
Section 72 of the Internal  Revenue Code of 1986, as amended (the  "Code").  The entire interest of the Contractowner is the Accumulated Value of the Contract.

     If the death of the  Contractowner  occurs before the Annuity  Commencement
Date, we distribute the entire  interest in the Contract to the  Beneficiary (a)
within five years, or (b) beginning within one year of death,  over a period not longer than the life or life expectancy of the  Beneficiary.  If the Contract is payable to (or for the benefit of) the Contractowner's surviving spouse, we need not make any distribution. The surviving spouse may continue the Contract as the

                                       10

new  Contractowner.  If the Contractowner is also the Annuitant,  the spouse has the right to become the Annuitant under the Contract. Likewise, if the Annuitant dies and the  Contractowner is not a natural person,  the Annuitant's  surviving spouse has the right to become the Contractowner and the Annuitant.

   SURRENDER AND TERMINATION (REDEMPTION) DURING THE ACCUMULATION PERIOD

     You may elect,  at any time before the earlier of the Annuity  Commencement
Date or the death of the  Annuitant,  to  surrender  the Contract for all or any part of your Individual Account. In the event of the termination of the Contract and on due  surrender  of the  Contract at our Home  Office or other  designated office, we pay you the Accumulated Value of the Contract.

     We deduct any  amount you  request  as a partial  surrender  from  Separate
Account  A.  This  results  in  a  corresponding  reduction  in  the  number  of
Accumulation  Units  credited  to you in  Separate  Account  A. For any total or partial  surrender,  we base  the  deduction  on the next  computed  value of an
Accumulation  Unit following our receipt of a written request at our Home Office or other  designated  office.  We may defer any such payment for a period of not more than seven days.  However,  we may postpone such payment  during any period when:

        o        trading on the NYSE is restricted as the SEC  determines or the
                 NYSE is closed for other than weekends and holidays;

        o        the SEC has by order permitted such suspension; or

        o        any emergency, as defined by SEC rules, exists when the sale of portfolio  securities  or  calculation  of  securities  is  not reasonably practicable.

     For  information as to Federal tax  consequences  of  surrenders,  see "TAX
INFORMATION."  For  information  as to  Premium  tax  consequences,  see  "Other
Charges."

EXCHANGE PRIVILEGE

     At any time  prior  to the  Annuity  Commencement  Date,  you may  exchange
Separate  Account A Contracts for First  Investors Life Variable  Annuity Fund C
("Separate Account C") Contracts,  at the next computed values of the respective
Accumulation Units of the two Separate Accounts. Although there is no charge for this exchange,  Contractowners  who exchange from Separate Account A to Separate
Account C will be  required  to  execute a change of  contract  form.  This form states  that we deduct a daily  charge  equal to an annual  rate of 1.00% of the daily  Accumulation  Unit value of Separate  Account C as a charge for mortality and expense risks. Contractowners are advised to read the Prospectus of Separate
Account C, which may be  obtained  free of charge  from  First  Investors  Life, before exchanging Separate Account A Contracts for Separate Account C Contracts.
We may modify or terminate this exchange privilege at any time.

THE ANNUITY PERIOD

     COMMENCEMENT DATE

     Annuity payments begin on the Annuity Commencement Date you select when you buy a  Contract.  You may elect in  writing  to  advance  or defer  the  Annuity
Commencement Date, not later than 30 days before the Annuity  Commencement Date.
You may defer the Annuity  Commencement Date until the first day of the calendar month  after the  Annuitant's  85th  birthday  or, if state  law  permits,  90th birthday.  If you elect no other date,  annuity  payments  will  commence on the
Contract anniversary date after the Annuitant's 85th birthday,  or, if state law permits, 90th birthday.

     If the net Accumulated Value on the Annuity  Commencement Date is less than
$2,000, we may pay such value in one sum in lieu of annuity payments. If the net
Accumulated  Value is $2,000 or more, but the variable annuity payments are less

                                       11

than $20, we may change the frequency of annuity payments to intervals that will result in payments of at least $20.

     ASSUMED INVESTMENT RATE

     We build a 3.5% assumed  investment rate into the Contract's Annuity Tables which are used to determine the amount of the monthly annuity payments. A higher rate would mean a higher initial payment but more slowly rising and more rapidly falling  subsequent  Variable  Annuity  payments.  A lower  rate  would have the opposite  effect.  If the actual net investment rate of Separate Account A is at the annual rate of 3.5%,  the Variable  Annuity  payments will be level. A Fixed
Annuity  features  annuity  payments  that  remain  fixed  as to  dollar  amount throughout  the  payment  period and an assumed  interest  rate of 3.5% per year built into the Annuity Tables in the Contract.

     ANNUITY OPTIONS

     You may elect to receive  payments under any one of the Annuity  Options in the  Contract.  You may make this  election at any time up to 30 days before the
Annuity  Commencement  Date on written  notice to us at our Home Office or other designated office. If no election is in effect on the Annuity Commencement Date, we will make annuity  payments on a variable  basis only under Annuity  Option 3 below,  Life Annuity  with 120 Monthly  Payments  Guaranteed.  This is the Basic
Annuity.

     The material factors that determine the level of your annuity benefits are:

        o        the  value  of  your  Individual   Account  described  in  this
                 Prospectus before the Annuity Commencement Date;

        o        the Annuity Option you select;

        o        the frequency and duration of annuity payments;

        o        the  sex  and  adjusted  age of the  Annuitant  and  any  Joint
                 Annuitant at the Annuity Commencement Date; and,

        o        in the case of a variable annuity,  the investment  performance of Separate Account A.

     On the Annuity  Commencement Date, we apply the Accumulated Value,  reduced by any  applicable  Premium taxes not  previously  deducted,  to provide (a) the
Basic Annuity or (b) if you have elected an Annuity  Option,  one of the Annuity
Options we describe below.

     The Contracts provide for the six Annuity Options described below:

     Option 1 - LIFE ANNUITY.  An annuity payable monthly during the lifetime of the  Annuitant,  ceasing  with the last  payment  due  before  the  death of the
Annuitant.  If you elect this Option,  annuity payments terminate  automatically and  immediately  on the death of the Annuitant  without regard to the number or total amount of payments received.

     Option 2a - JOINT AND SURVIVOR LIFE  ANNUITY.  An annuity  payable  monthly during  the  joint  lifetime  of the  Annuitant  and  the  Joint  Annuitant  and continuing thereafter during the lifetime of the survivor, ceasing with the last payment due before the death of the survivor.

     Option 2b - JOINT AND  TWO-THIRDS  TO  SURVIVOR  LIFE  ANNUITY.  An annuity payable  monthly  during  the  joint  lifetime  of the  Annuitant  and the Joint
Annuitant and  continuing  thereafter  during the lifetime of the survivor at an amount equal to two-thirds of the joint annuity  payment,  ceasing with the last payment due before the death of the survivor.

     Option 2c - JOINT AND ONE-HALF TO SURVIVOR LIFE ANNUITY. An annuity payable monthly during the joint  lifetime of the Annuitant and the Joint  Annuitant and

                                       12

continuing  thereafter during the lifetime of the survivor at an amount equal to one-half of the joint annuity payment,  ceasing with the last payment due before the death of the survivor.

     Under  Annuity   Options  2a,  2b  and  2c,  annuity   payments   terminate
automatically  and immediately on the deaths of both the Annuitant and the Joint
Annuitant without regard to the number or total amount of payments received.

     Option 3 - LIFE ANNUITY WITH 60, 120 OR 240 MONTHLY PAYMENTS GUARANTEED. An
annuity payable monthly during the lifetime of the Annuitant, with the guarantee that if, at his or her death,  payments  have been made for less than 60, 120 or
240 monthly periods,  as elected, we will continue to pay to the Beneficiary any guaranteed  payments  during the  remainder of the  selected  period and, if the
Beneficiary dies after the Annuitant,  we will pay the Beneficiary's  estate the present value of the remainder of the guaranteed payments.  The present value of the remaining payments is the discounted (or reduced) amount which would produce the total of the remaining  payments assuming that the discounted amount grew at the  effective  annual  interest  rate  assumed  in the  Annuity  Tables  of the
Contract.  Pursuant to the 1940 Act, the Beneficiary may also, at any time he or she is  receiving  guaranteed  payments,  elect  to  have  us pay him or her the present value of the remaining guaranteed payments in a lump sum.

     Option 4 - UNIT REFUND LIFE ANNUITY.  An annuity payable monthly during the lifetime  of the  Annuitant,  terminating  with the last  payment due before the death of the Annuitant. We make an additional annuity payment to the Beneficiary equal to the following.  We take the Annuity Unit value of Separate Account A as of the date we receive  notice of death in  writing at our Home  Office or other designated  office.  We multiply  that value by the excess,  if any, of (a) over
(b).  For this  purpose,  (a) is (i) the net  Accumulated  Value we  allocate to
Separate Account A and apply under the option at the Annuity  Commencement Date, divided  by  (ii)  the  corresponding  Annuity  Unit  Value  as of  the  Annuity
Commencement  Date,  and (b) is the  product of (i) the number of Annuity  Units applicable under Separate Account A represented by each annuity payment and (ii)
the number of annuity  payments made. (For an illustration of this  calculation, see Appendix II, Example A, in the Statement of Additional Information.)

     ANNUITY ELECTION

     You may elect to have the net  Accumulated  Value  applied  at the  Annuity
Commencement  Date to  provide  a Fixed  Annuity,  a  Variable  Annuity,  or any combination thereof.  After the Annuity Commencement Date, we allow no transfers or redemptions  where we are making  payments based on life  contingencies.  You must  make  these  elections  in  writing  to us at our  Home  Office  or  other designated office at least 30 days before the Annuity  Commencement Date. In the absence of an election,  we make annuity payments on a variable basis only under
Annuity Option 3 above.  Option 3 is the Basic Annuity,  a Life Annuity with 120
Monthly Payments Guaranteed.

     ANNUITY COMMENCEMENT DATE EXCHANGE PRIVILEGE

     If you fully surrender this Contract  during the one-year period  preceding its Annuity  Commencement  Date,  you can use the  proceeds to purchase  Class A shares of First Investors mutual funds without incurring a sales charge.

     DEATH OF CONTRACTOWNER DURING THE ANNUITY PERIOD

     If  the  death  of  the  Contractowner  occurs  on  or  after  the  Annuity
Commencement Date, we distribute the entire interest in the Contract at least as rapidly as under the Annuity Option in effect on the date of death.

TEN-DAY REVOCATION RIGHT

     You may elect to cancel the Contract, (a) within ten days from the date the
Contract is delivered to you or (b) longer as applicable state law requires.  We

                                       13

will cancel the  Contract  after we receive  from you (a) the Contract and (b) a written request for cancellation, at our Home Office or other designated office.
We will pay you an amount  equal to the sum of (a) the  difference  between  the
Purchase  Payments made under the Contract and the amount  allocated to Separate
Account A under the  Contract and (b) the  Accumulated  Value of the Contract on
the date of surrender. The amount we refund to you may be more or less than your initial Purchase Payment depending on the investment results of Separate Account
A. Some  states  require a full  refund of  premiums.  In those  states,  if the
Contractowner  elects to cancel the Contract under the ten-day revocation right, the Contractowner will receive a full refund of the Purchase Payment.

                                       14

                                 TAX INFORMATION

     This section  provides an overview of the federal tax law as it pertains to the Contracts.  It assumes that the  Contractowner  is a natural person who is a
U.S.  citizen and U.S.  resident.  The federal tax law  applicable  to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different. We do not discuss state or local taxes,  except as noted.  The law described  herein could change, possibly  retroactively.  The discussion is general in nature. We do not intend it as tax advice, for which you should consult a qualified tax adviser.

     The Internal  Revenue Code treats all Contracts that we issue to you in the same calendar year as a single Contract.  Taxation of a Contract will depend, in part,  on whether  the  Contract is  purchased  outside or inside of a qualified retirement  plan or an  individual  retirement  account  ("IRA").  The following discussion  assumes  that a  Contract  has been  purchased  outside of an IRA or qualified  retirement  plan,  unless otherwise noted. If a Contract is purchased within an IRA or  Qualified  retirement  plan,  the tax  treatment  of  purchase payments,  annuity  payments,  surrenders and death benefits will be governed by the laws applicable to IRAs and qualified plans.

PURCHASE PAYMENTS

     Your purchase  payments are not  deductible  from your gross income for tax purposes.

INCREASES IN ACCUMULATED VALUE

     Generally,  there  is  no  income  tax  on  increases  in  your  Contract's accumulated value until there is a distribution from a Contract.  A distribution occurs when there is a total or partial surrender or an annuity payment.

ANNUITY PAYMENTS

     Once  annuity  payments  begin,  a portion  of each  payment  is taxable as ordinary  income.  The  remaining  portion  is a  nontaxable  recovery  of  your investment in the contract.  Generally,  your  investment in the Contract equals the purchase  payments you made,  less any amounts you previously  withdrew that were not taxable.

     For fixed  annuity  payments,  the  tax-free  portion  of each  payment  is determined by:

     o    dividing  your  investment  in the  Contract  by the total  amount you expect to receive out of the Contract, and

     o    multiplying the result by the amount of the payment.

     For variable annuity payments,  the tax-free portion of each payment is (a)
your investment in the Contract divided by (b) the number of expected payments.

     The remaining portion of each payment,  and all of the payments you receive after you  recover  your  investment  in the  Contract,  are fully  taxable.  If payments  under a life  annuity  stop because the  annuitant  dies,  there is an income tax deduction for any unrecovered investment in the Contract.

SURRENDERS

     Before annuity payments begin, surrenders and loans are taxed as follows:

                                       15

     o    a partial  or total  surrender  is taxed in the year of receipt to the extent that the Contract's accumulated value exceeds the investment in the Contract (that is, on an "income first" basis);

     o    a  penalty  equal  to 10%  of  the  taxable  distribution  applies  to distributions  before the  taxpayer's  age 59 1/2,  subject to certain exceptions.

DEATH BENEFITS

     Unlike the death benefit on a life insurance policy, the death benefit paid on a variable  annuity  contract does not pass to the beneficiary free of income taxes.  The death benefit paid to a beneficiary on a Contract is ordinary income to the  beneficiary  to the extent it exceeds the owner's basis in the Contract.
The  beneficiary  must pay taxes on this amount at the  beneficiary's  tax rate.
Moreover,  the death  benefit may also be  included  in the  owner's  estate for purposes of  determining  federal  estate tax (if any) without any deduction for income  taxes  paid  by the  beneficiary.  See the  discussion  on  "Estate  and
Generation Skipping Taxes."

TAX WITHHOLDING AND REPORTING

     The Code  generally  requires us to withhold  income tax from any  Contract distribution,  including a total or partial surrender or an annuity payment. The amount of withholding  depends, in part, on whether the payment is "periodic" or
"non-periodic."

     For  periodic  payments  (E.G.,  annuity  payments),  we withhold  from the taxable  portion of each payment  based on a payroll  withholding  schedule that assumes a married recipient claiming three withholding  exemptions.  If you want us to withhold on a different  basis,  you must file an appropriate  withholding certificate  with us. For  non-periodic  payments (E.G.,  distributions  such as partial  surrenders),  we generally  withhold 10% of the taxable portion of each payment.

     You may  elect  not to have  the  withholding  rules  apply.  For  periodic payments, your election is effective for the calendar year for which you file it with us,  and for each  subsequent  year  until  you  amend or  modify  it.  For non-periodic  payments,  an election is effective  when you file it with us, but only  for the  payment  to  which  it is  applicable.  We have  to  notify  your recipients of your right to elect not to have taxes withheld.

     The Code  generally  requires  us to report all  payments  to the  Internal
Revenue Service.

OTHER TAX ISSUES

     We are taxed as a "life insurance company" under the Internal Revenue Code.
We do not expect to incur any federal  income tax as a result of the earnings or realized  capital  gains  attributable  to  Separate  Account A. Based upon this expectation,  no charge is currently  assessed  against the Separate Account for such  taxes.  If we incur such taxes in the  future,  we may assess a charge for such taxes against the Separate Account.

     We are  required  to  ensure  that  Separate  Account  A meets  the  Code's investment  diversification  requirements  of the  Internal  Revenue  Code.  The investment  adviser of the underlying Fund monitors the portfolio to ensure that the  diversification  requirements  are met. If the Separate Account A failed to satisfy these  requirements,  you would be taxed on the earnings of the Separate
Account,  unless your  Contract  was held in an IRA or qualified  plan.  The tax would  apply  from the first  quarter of the  failure,  until we  corrected  the failure in conformity with a Treasury Department procedure.  This is a risk that is common to all variable annuity contracts.

     The Treasury  Department has stated that it may issue guidelines that would limit a  Contractowner's  control of investments  underlying a variable  annuity contract.  These guidelines may limit the number of underlying  investment funds

                                       16

and  frequency  of  transfers  among those  funds.  The  guidelines  could apply retroactively if they did not reflect a new Treasury Department position. If the
Contract failed to comply with guidelines, the Policyowner would be taxed on the
Policy's  current  income.  We reserve  the right to change the Policy to comply with any such guidelines.

                             PERFORMANCE INFORMATION

     From  time to time,  Separate  Account  A may  advertise  several  types of performance  information,  including  "yield," "average annual total return" and
"total  return." We base each of these figures on historical  results and do not intend them to indicate the future performance of Separate Account A.

     The "total return" of Separate Account A is the total change in value of an investment  in  Separate  Account  A over  a  period  of  time,  expressed  as a percentage.  "Average  annual  total  return"  is the rate of return  that would produce that change in value over the specified period, if compounded  annually.
We will quote average  annual total return for one,  five and ten-year  periods.
Average  annual total return and total return  figures  include the deduction of all expenses and fees,  including  the payment of the Mortality and Expense Risk charges of 0.75% and the maximum  sales charge of 7.00%.  We may also  advertise these  figures  without  any sales  charges,  but  assuming  the  payment of all recurring  Separate  Account  charges,  including the Mortality and Expense Risk
Charge of 1.00% (non-standardized performance information).

     The "yield" of Separate  Account A refers to the income that an  investment in Separate Account A generates over a one-month or 30-day period expressed as a percentage  of the value of Separate  Account A's  Accumulation  Units.  We then
"annualize"  this  income  and  show  it as a  percentage  of the  value  of the
Subaccount's Accumulation Units.

     Neither  the total  return nor the yield  figures  reflect  deductions  for
Premium taxes, since most states do not impose those taxes.

     For further  information  on  performance  calculations,  see  "Performance
Information" in the Statement of Additional Information.

                                       17

                                OTHER INFORMATION

VOTING RIGHTS

     Because the Special  Bond Fund is not  required to have annual  shareholder meetings,  Contractowners generally will not have an occasion to vote on matters that pertain to the Special Bond Fund. In certain circumstances, the Fund may be required to hold a shareholders  meeting or may choose to hold one  voluntarily.
For  example,  the Fund may not  change  fundamental  investment  objectives  or investment  policies  without  the  approval  of a  majority  vote of the Fund's shareholders in accordance with the 1940 Act. Thus, if the Fund sought to change fundamental  investment objectives or investment policies,  Contractowners would have an opportunity to provide voting  instructions  for shares of the Fund held by the Subaccount in which their Contract invests.

     We would  vote  the  shares  of the  Fund  held in  Separate  Account  A or directly, at any Fund shareholders as follows:

     o    shares   attributable   to   Contractowners   for  which  we  received
          instructions, would be voted in accordance with the instructions;

     o    shares  attributable  to  Contractowners  for which we did not receive instructions  would  be voted  in the  same  proportion  that we voted shares held in Separate Account A for which we received  instructions;
          and

     o    shares not attributable to  Contractowners  would be voted in the same
          proportion   that  we  voted   shares  held  in  Separate   Account  A
          attributable to Contractowners for which we received instructions.

     We will vote Fund shares that we hold directly in the same  proportion that
we  vote  shares  held  in  Separate   Account  A  that  are   attributable   to
Contractowners and for which we receive instructions.  However, we will vote our own  shares  as we  deem  appropriate  where  there  are no  shares  held in the subaccount.  We will  present  all the  shares of the Fund that we held  through
Separate Account A or directly at any Fund shareholders  meeting for purposes of determining a quorum.

     We will determine the number of Fund shares held in Separate Account A that is attributable to each Contractowner as follows:

     o    before the Annuity  Commencement  Date, we divide Separate Account A's
          Accumulated Value by the net assets value of one Fund share, and

     o    after the Annuity  Commencement  Date,  we divide the reserve  held in
          Separate  Account  A  for  the  variable  annuity  payment  under  the
          Contracts  by the net asset value of one Fund share.  As this  reserve fluctuates, the number of votes fluctuates.

     We will determine the number of votes that a Contractowner has the right to cast as of the record date that the Fund establishes.

     We will solicit  instructions by written  communication  before the date of the  meeting  at which  votes  will be cast.  We will  send  meeting  and  other materials relating to the Fund to each Contractowner having a voting interest in
Separate Account A.

     The voting  rights that we describe in this  Prospectus  are created  under applicable  laws. If the laws eliminate the necessity to submit such matters for approval  by persons  having  voting  rights in separate  accounts of  insurance companies  or restrict  such voting  rights,  we reserve the right to proceed in accordance with any such changed laws or regulations.  Specifically,  we reserve the right to vote Fund shares in our own right, to the extent the law permits.

                                       18

 RESERVATION OF RIGHTS

     We also reserve the right to make certain  changes if we believe they would
(a) best serve the  interests of the  Contractowners  and  Annuitants  or (b) be appropriate in carrying out the purposes of the Contract.  We will make a change only  as  the  law  permits.  We  will  obtain,  when  required,  the  necessary
Contractowner or regulatory approval for any change and provide,  when required, notification to Contractowners before making a change. For example, we may:

     o    operate Separate Account A in any form permitted under the 1940 Act or in any other form permitted by law,

     o    add,  delete,  or  substitute  for the Fund  shares  held in  Separate
          Account A, the shares of any investment company or series thereof,  or any investment permitted by law, or

     o    amend the  Contracts if required to comply with the  Internal  Revenue
          Code or any other applicable federal or state law.

DISTRIBUTION OF CONTRACTS

     We sell the Contracts solely through  individuals who, in addition to being
licensed   insurance   agents   of  First   Investors   Life,   are   registered
representatives  of FIC which is an affiliate of First  Investors Life. FIC is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National  Association of Securities Dealers.  FIC's executive offices are located at 95 Wall Street, New York, NY 10005. First Investors Life has reserved the right to sell the Contracts directly.

FINANCIAL STATEMENTS

     The Statement of Additional Information, dated April 23, 2002, includes:

     o    the financial statements for First Investors Life and the accompanying
          Report of Independent Certified Public Accountants; and

     o    and  the  financial   statements  for  Separate   Account  A  and  the
          accompanying Report of Independent Certified Public Accountants.

     You can get the Statement of Additional Information at no charge on request to First Investors Life at the address or telephone  number on the cover page of this Prospectus.

                                       19

                                TABLE OF CONTENTS
                         OF THE STATEMENT OF ADDITIONAL
                                   INFORMATION

       Item                                                               Page
       ----                                                               ----

                                   APPENDIX I

                             STATE AND LOCAL TAXES*

Alabama........................--         Missouri........................--
Alaska.........................--         Nebraska........................--
Arizona........................--         Nevada..........................3.5%
Arkansas.......................--         New Jersey......................--
California.....................2.35%      New Mexico......................--
Colorado.......................--          New York ......................--
Connecticut....................--          North Carolina ................--
Delaware.......................--          Ohio...........................--
District of Columbia...........2.25%      Oklahoma........................--
Florida........................1.00%       Oregon.........................--
Georgia........................--          Pennsylvania...................--
Illinois.......................--          Rhode Island...................--
Indiana........................--          South Carolina.................--
Iowa...........................2.00%       Tennessee......................--
Kentucky.......................--         Texas...........................--
Louisiana......................--         Utah............................--
Maryland.......................--          Virginia.......................--
Massachusetts..................--          Washington.....................--
Michigan.......................--          West Virginia..................1.00%
Minnesota......................--          Wisconsin......................--
Mississippi....................--          Wyoming........................1.00%

Note:    State  legislation  could  change  the  rates  above.  State  insurance regulation could change the applicability of the rates above.

* Includes local annuity Premium taxation.

                                       20

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND A

Individual Variable Annuity Contract
Issued By
Nassau Life Insurance Company

Supplement dated July 8, 2020 to the
Statement of Additional Information dated April 23, 2002

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated April 23, 2002, for the Individual Variable Annuity contracts (“Contracts”) supported by First Investors Life Variable Annuity Fund A (the “Separate Account” or “Separate Account A”), for which there is a related prospectus dated April 23, 2002, as supplemented on July 8, 2020. Please read this supplement and the SAI carefully in conjunction with the prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On July 1, 2020, Nassau Life Insurance Company (“NNY”) acquired Foresters Life Insurance and Annuity Company (“FLIAC”), the issuer of the Contracts. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY (the “Merger”), with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the Separate Account. The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Contracts.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from FLIAC to NNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

For information or service concerning a Contract, you may contact us in writing at our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax us at 732-855-5935. You may also contact us through our website at www.NSRE.com.

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to First Investors Life Insurance Company throughout the SAI that are not otherwise addressed below are replaced with references to NNY. Please note that First Investors Life Insurance Company was renamed FLIAC in September 2015.

II.	On page 2, the following replaces the section titled “FIRST INVESTORS LIFE INSURANCE COMPANY” under “GENERAL DESCRIPTION”:

1

NASSAU LIFE INSURANCE COMPANY. NNY is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

The immediate parent of NNY is The Nassau Companies of New York, a Delaware corporation. The Nassau Companies of New York is ultimately controlled by David Dominik. Mr. Dominik ultimately controls NNY through the following intervening companies: The Nassau Companies, Nassau Insurance Group Holdings, L.P., Nassau Insurance Group Holdings GP, LLC and Nassau Financial Group L.P. The nature of the business of Mr. Dominik and the intervening companies includes investing in companies engaged in the business of insurance.

On July 1, 2020, NNY acquired FLIAC, which was formerly the depositor of the Separate Account and issuer of the Contracts. Following the acquisition, FLIAC merged with and into NNY, with NNY as the surviving entity. As a result, on July 8, 2020, NNY became the depositor of the Separate Account and issuer of the Contracts.

III.	On page 2, the following replaces the sections titled “CUSTODIAN,” “INDEPENDENT PUBLIC ACCOUNTANTS” and “UNDERWRITER” under “SERVICES”:

CUSTODIAN. NNY, subject to applicable laws and regulations, is the custodian of the securities held in the Separate Account. NNY maintains the records and accounts of the Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. KPMG LLP, 345 Park Avenue, New York, New York 10154, is the independent registered public accounting firm for the Separate Account. KPMG LLP, 755 Main Street 11th Floor, Hartford, Connecticut 06103 is the independent auditor for NNY.

UNDERWRITER. NNY and the Separate Account have entered into an Underwriting Agreement with 1851 Securities, Inc. (“1851”), which became effective on July 1, 2020, pursuant to which 1851 serves as principal underwriter for the Contracts. 1851, an affiliate of NNY, has its principal business address at One American Row, Hartford, CT 06102. NNY is no longer offering the Contract for new sales, but owners of existing Contracts may continue to make additional Purchase Payments. 1851 does not retain any commissions paid by NNY, but it is reimbursed by NNY for expenses it incurs for performing its underwriting function. 1851 assumed the role of principal underwriter for the Contracts on July 1, 2020. Consequently, it did not receive any commissions from the Separate Account in connection with the distribution of the Contracts during the fiscal years ended December 31, 2017, 2018 or 2019.

Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, was the previous principal underwriter for the Contracts. For the fiscal years ended December 31, 2017, 2018 and 2019, FFS received no underwriting commissions in connection with the distribution of the Contracts.

IV.	On page 2, the following is added to the end of the section titled “SERVICES”:

ADMINISTRATIVE SERVICES. The Nassau Companies of New York (“NCNY”) provides administrative services for the Contracts through a shared service agreement between NNY and NCNY. NCNY’s principal business address is One American Row, Hartford, CT 06102.

V.	On page 7, the following replaces the section titled “RELEVANCE OF FINANCIAL STATEMENTS”:

2

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Contractowners under the variable portion of the Contracts will be affected solely by the investment results of the Separate Account. The financial statements of NNY as contained herein should be considered only as bearing upon NNY’s ability to meet its obligations to Contractowners under the Contracts, and they should not be considered as bearing on the investment performance of the Separate Account.

Financial Statements

The following audited financial statements of the Separate Account as of December 31, 2019 and for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, and the audited financial statements of NNY as of December 31, 2019 and 2018, and as of December 31, 2018 and 2017, and for each of the years in each of the two-year periods ended December 31, 2019 and December 31, 2018, replace the audited financial statements of First Investors Life Insurance Company and the Separate Account that were previously included in the SAI.

Experts. The above-referenced financial statements of NNY have been included as part of the SAI in reliance upon the reports of KPMG LLP, an independent auditor, and upon the authority of said firm as experts in accounting and auditing. The above-referenced financial statements of First Investors Life Variable Annuity Fund A have been included as part of the SAI in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A

Financial Statements

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A

KPMG LLP 345 Park Avenue New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Foresters Life Insurance and Annuity Company and
Contract Owners of First Investors Life Variable Annuity Fund A:

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of the Fund for Income sub-account that comprises the First Investors Life Variable Annuity Fund A (the Separate Account) as of December 31, 2019, the related statement of operations for the year then ended and statements of changes in net assets for the each of the years in the two-year period then ended, and the related notes including the financial highlights in Note 6 for the five-year period then ended (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund for Income sub-account as of December 31, 2019, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the transfer agent of the underlying mutual funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Signed) KPMG LLP

We have served as the auditor of one or more of Foresters Life Insurance and Annuity Company’s separate accounts since 2011.

New York, New York
June 17, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative (“KPMG International”), a Swiss entity.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A
Statement of Assets and Liabilities
December 31, 2019

Fund for
Income
Assets:
Investments (note 3):
Number of shares	789,071
Cost	$5,241,131
Net asset value	$5,018,492

Liabilities:
Payable to Foresters Life Insurance
and Annuity Company	2,986

Net assets	5,015,506

Net assets represented by
contracts in accumulation period	$5,015,506

Outstanding Units:
393,064

Unit Value:
$12.774

See accompanying notes to financial statements

2

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A
Statement of Operations
Year ended December 31, 2019

Fund for
Income
Investment income:
Income:
Dividends	$285,429

Expenses:
Mortality and expense risks (note 5)	36,346
Administrative charges (note 5)	—

Total expenses	36,346

Net investment income (loss)	249,083

Realized gain on investments:
Realized gain distributions	—
Realized gain (loss) on investments	(59,484)

Realized gains (losses)	(59,484)

Change in unrealized appreciation
(depreciation) on investments	386,279

Net increase (decrease) in net
assets resulting from operations	$575,878

See accompanying notes to financial statements

3

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Fund for Income
	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$249,083	$244,259
Realized gain distributions	—	—
Realized gain (loss) on investments	(59,484)	(64,724)
Change in unrealized appreciation (depreciation) on investments	386,279	(346,263)
Net increase (decrease) in net assets resulting from operations	575,878	(166,728)

From contract transactions:
Net insurance premiums from contract owners	—	—
Transfers between sub-accounts	—	—
Transfers for contract benefits and terminations	(595,203)	(920,408)

Increase (decrease) in net assets derived from
contract transactions	(595,203)	(920,408)

Net increase (decrease) in net assets	(19,325)	(1,087,136)

Net assets:
Beginning of year	5,034,831	6,121,967
End of year	$5,015,506	$5,034,831

See accompanying notes to financial statements

4

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A

Notes to Financial Statements

December 31, 2019

(1)	Organization

First Investors Life Variable Annuity Fund A (Separate Account A), a unit investment trust registered under the Investment Company Act of 1940 (the 1940 Act), is a segregated investment account established by Foresters Life Insurance and Annuity Company (FLIAC), formerly First Investors Life Insurance Company, and exists in accordance with the regulations of the New York State Department of Financial Services.

Assets of Separate Account A have been used to purchase shares in diversified investment funds (Funds). Until October 4, 2019, assets of Separate Account A were used to purchase shares of First Investors Life Series Fund for Income, an open-end diversified management investment company registered under the 1940 Act. On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company (FIMCO), an affiliate of FLIAC, reorganized into a substantially similar series of the Delaware VIP Trust, managed by Delaware Management Company, a series of Macquarie Investment Management Business Trust. On October 4, 2019 the Fund name was changed to Delaware Fund For Income.

FLIAC offers a variable annuity contract through Separate Account A. New contracts are no longer available for sale; however, existing contract holders may continue to make additional payments under their contracts. In addition, contract holders are able to convert their contracts to a Tax Tamer I product offered through First Investors Life Variable Annuity Fund C. Tax Tamer I is no longer available for sale but it does offer more investment options for the contract holder. The contract holder bears the investment risk if the Fund does not meet its stated investment objectives.

(2)	Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of Separate Account A are presented in conformity with U.S. generally accepted accounting principles based on guidance in Accounting Standards Codification (ASC) 946 Financial Services – Investment Companies.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A

Notes to Financial Statements

December 31, 2019

(c)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of investments in Separate Account A is determined using valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). The three levels of inputs within this hierarchy are described below:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that Separate Account A has the ability to access.

Level 2 – observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – unobservable inputs for the asset and liability, to the extent relevant inputs are not available, representing Separate Account A’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The inputs methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There were no transfers between the Levels in the FASB fair value hierarchy during the year ended December 31, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019. Separate Account A will adopt the provisions of this guidance for its fiscal year beginning January 1, 2020 and will not have an impact on the financial position, results of operations or changes in net assets of Separate Account A.

6	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A

Notes to Financial Statements

December 31, 2019

(d)	Subsequent Events

Management has evaluated subsequent events from the balance sheet date through June 17, 2020, the date that the financial statements were available to be issued.

The U.S. stock and bond markets have encountered significant volatility and the global economy experienced a downturn during the first quarter of 2020. The conditions directly and indirectly affect the companies in which the underlying Fund invests, which has impacted the valuation of the Fund. Although management cannot quantify the full impact these conditions will have on Separate Account A, to date Fund shares continue to be redeemed in the normal course of business at the current NAV.

(e)	Investments

Shares of the Fund held by Separate Account A are valued at net asset value (NAV) per share of the Fund, which values the underlying investment securities at fair value on a daily basis. The NAV is a Level 1 input within the FASB fair value hierarchy since there is a readily determinable market, there are no restrictions on the Fund’s redemption and sufficient transaction volumes exists. All distributions received from the Fund are reinvested to purchase additional shares of the Fund at net asset value. Investment transactions are accounted for on a trade date basis and average cost is the basis followed in determining the cost of investments sold for financial statement purposes.

(f)	Investment Income

Investment income consists of dividends declared by the Fund and is recognized on the ex-dividend date. Realized gains and losses are recorded on a trade date basis. Reinvested realized gain distributions are recorded when received. Average cost is used as the basis of investments held and sold. The change in the value of the Fund is recorded as unrealized appreciation or depreciation and is included in the accompanying statement of operations.

(g)	Federal Income Taxes

Separate Account A is not taxed separately because its operations are part of the total operations of FLIAC, which is taxed as a life insurance company under the Internal Revenue Code. Separate Account A is not taxed as a regulated investment company under Subchapter M of the Code. Under existing Federal income tax law, no taxes are payable on the investment income or on the capital gains of Separate Account A, accordingly no provision for federal income taxes has been made.

7	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A

Notes to Financial Statements

December 31, 2019

(3)	Investments

At December 31, 2019, Separate Account A held 789,071 shares of the Fund at a NAV of $6.36, or a fair value of $5,018,492. The cost basis of the investment was $5,241,131. The cost of purchases totaled $285,429 and proceeds from sales totaled $631,599 for the year ended December 31, 2019.

(4)	Changes in Units

The net decrease in units of 47,033 is comprised of 0 units issued and 47,033 units redeemed during 2019.

(5)	Mortality and Expense Risks and Deductions

In consideration for its assumption of the mortality and expense risks connected with the Variable Annuity Contracts, FLIAC deducts an amount equal on an annual basis to 0.75% of the daily net asset value of the Fund. This deduction is assessed through a reduction of unit values. An additional administrative charge of $7.50 may be deducted annually by FLIAC from the Accumulated Value of Deferred Annuity Contracts, which have an Accumulated Value of less than $1,500 due to partial surrenders and would be assessed through a redemption of units. There was no deduction under this provision during 2019.

(6)	Financial Highlights

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units	Unit value ($)	($000s)	(%) [1]	(%) [2]	(%) [3]
Fund for Income:
December 31:
2019	393,064	12.774	5,016	6.75	0.75	11.94
2018	440,087	11.412	5,035	6.43	0.75	(3.31)
2017	518,049	11.803	6,122	5.15	0.75	6.03
2016	595,190	11.132	6,636	5.64	0.75	10.29
2015	645,618	10.093	6,519	5.78	0.75	(2.58)

8	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND A

Notes to Financial Statements

December 31, 2019

1.	These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

2.	These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for the periods indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through redemption of units and expenses of the underlying fund have been excluded.

3.	These amounts represent the total return for the periods indicated, including changes in value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

9

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2019 and 2018

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-44

Supplementary Schedules:

Summary of Investments - Other than Investments in Related Parties	45-46

Supplementary Insurance Information	47

Supplementary Schedule - Reinsurance	48

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2019 and 2018, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2019 and 2018, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 24, 2020, except for the Supplemental Schedules, as to which the date is July 8, 2020

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2019	2018
	(in thousands)
Assets:
Bonds	$7,015,955	$7,212,940
Contract loans	2,333,929	2,326,802
Real estate, at depreciated cost	30,859	30,232
Preferred stock	95,933	125,947
Common stock	57,218	58,649
Mortgage loans	400,498	268,735
Cash and short-term investments	100,651	56,891
Other invested assets	344,563	614,915
Receivables for securities	2,620	7,474
Total cash and invested assets	10,382,226	10,702,585
Deferred and uncollected premiums	63,401	68,807
Due and accrued investment income	143,637	145,362
Reinsurance recoverables	8,979	7,214
Deferred tax asset	56,371	57,337
Receivables from affiliates	10,789	22,164
Other assets	8,129	13,994
Separate account assets	1,060,368	942,308
Total assets	$11,733,900	$11,959,771

Liabilities:
Reserves for future policy benefits	$8,936,348	$9,191,720
Policyholders’ funds	441,780	462,047
Dividends to policyholders	126,939	118,441
Policy benefits in course of settlement	131,144	136,826
Amounts payable on reinsurance	16,570	26,542
Accrued expenses and general liabilities	68,089	62,182
Current federal and foreign income tax	26,128	16,343
Reinsurance funds withheld liability	223,290	232,124
Interest maintenance reserve (“IMR”)	100,226	100,121
Transfers to (from) separate account due and accrued	(305)	(821)
Asset valuation reserve (“AVR”)	155,024	157,027
Separate account liabilities	1,060,368	942,308
Total liabilities	11,285,601	11,444,860

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,313	126,286
Special surplus funds	2,500	2,500
Unassigned surplus	80,688	147,327
Total surplus	448,299	514,911
Total liabilities, capital and surplus	$11,733,900	$11,959,771

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Income:
Premium and annuity considerations	$249,857	$251,976
Net investment income	554,889	588,147
Commissions and expense allowances on reinsurance ceded	13,239	13,191
Reserve adjustments on reinsurance ceded	(220,371)	(254,682)
Fees associated with separate account and other miscellaneous income	78,364	90,894
Total income	675,978	689,526

Current and future benefits:
Death benefits	464,062	442,092
Disability and health benefits	3,401	4,215
Annuity benefits and matured endowments	14,056	13,340
Surrender benefits	291,017	259,836
Interest on policy or contract funds	12,789	13,285
Settlement option payments	10,141	10,032
Net transfers to (from) separate accounts, net of reinsurance	(75,805)	(59,976)
Change in reserves for future policy benefits and policyholders’ funds	(255,384)	(259,614)
Total current and future benefits	464,277	423,210

Operating expenses:
Direct commissions	3,192	3,840
Commissions and expense allowances on reinsurance assumed	1,828	1,958
Premium, payroll and miscellaneous taxes	6,786	8,744
Other operating expenses	109,983	80,700
Total operating expenses	121,789	95,242
Net gain (loss) from operations before dividends and federal income taxes	89,912	171,074
Dividends to policyholders	86,675	77,321
Net gain from operations after dividends and before federal income taxes	3,237	93,753
Federal and foreign income tax expense (benefit)	11,308	(1,473)
Net gain from operations before realized capital gains (losses)	(8,071)	95,226
Realized capital gains/(losses), net of income taxes and IMR	(6,580)	(992)
Net income/(loss)	(14,651)	94,234

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	14,950	24,872
Change in deferred income taxes	13,722	(17,766)
Change in non-admitted assets	(11,505)	23,917
Change in asset valuation reserve	2,003	4,143
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(60,000)
Other surplus changes, net	(11,157)	(3,761)
Net increase (decrease) in capital and surplus	(66,612)	65,665
Capital and surplus, beginning of year	514,911	449,246
Capital and surplus, end of year	$448,299	$514,911

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Cash Flows

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Cash provided by (used for) operations:
Premiums	$330,241	$331,153
Investment and other income	571,495	578,759
Claims and benefits	(1,023,643)	(935,424)
Dividends paid	(116,452)	(121,840)
Commissions and other expenses	(111,756)	(137,536)
Net transfers from separate accounts	76,359	60,168
Federal income taxes recovered (paid)	(384)	(35,663)
Net cash provided by (used for) operations	(274,140)	(260,383)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,026,310	1,332,418
Proceeds from sales, maturities and repayments of stocks	95,822	42,467
Proceeds from sales, maturities and repayments of other invested assets	450,797	100,771
Proceeds from sales, maturities and repayments of other investments	9,934	2,197
Cost of bonds acquired	(822,030)	(1,146,988)
Cost of stocks acquired	(59,117)	(42,257)
Cost of mortgage loans acquired	(136,520)	(181,174)
Cost of other invested assets acquired	(170,339)	(80,027)
Cost of other investments acquired	(2,969)	(1,739)
Net decrease (increase) in contract loans	(7,127)	10,420
Net cash provided by (used for) investments	384,761	36,088

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(30,331)	(11,111)
Dividends to stockholder	(60,000)	(60,000)
Other cash provided (applied)	23,470	(3,710)
Net cash provided by (used for) financing and miscellaneous uses	(66,861)	(74,821)
Net increase (decrease) in cash and short-term investments	43,760	(299,116)
Cash and short-term investments, beginning of year	56,891	356,007
Cash and short-term investments, end of year	$100,651	$56,891

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of the Nassau Companies of New York (“NCNY” or the “Parent”) after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the New York Department of Financial Services (“NYDFS” or the “Department”). Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain. Effective March 31, 2019, Nassau Insurance Group Holdings, L.P. (formerly known as Nassau Reinsurance Group Holdings L.P.) contributed NCNY to The Nassau Companies.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York. The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the NYDFS.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of the Company’s whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.

●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.

●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.

●	Under STAT, for universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.

●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.

●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.

●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for invested assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2019 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Liquidity and regulatory capital requirements

NCNY serves as the holding company for NNY and does not have any significant operations of its own. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends to the Parent from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2019, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Parent from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY does not have the capacity to pay dividends in 2020 without prior approval. During the year ended December 31, 2019, NNY declared and paid $60.0 million in dividends to its Parent.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the interest method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the interest method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge exposure to changes in interest rates. The Company uses interest rate swaps to manage interest rate exposure to certain floating rate available-for-sale debt securities where the terms or expected cash flows of the hedged item closely match the terms or expected cash flows of the swap.

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

The Company had no derivative contracts with financing premiums.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.9 million and $0.3 million due and accrued investment income non-admitted at December 31, 2019 and 2018, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2019 and 2018 were $56.2 million and $44.7 million, respectively. Changes for the years ended December 31, 2019 and 2018 were increases of $11.5 million and decreases of $23.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve. Annuity reserves principally use Actuarial Guideline (AG) 33 and 43 to calculate reserve balances. AG33 uses prescribed methods and assumptions to determine the minimum statutory reserves. AG43 requires that reserves for contracts are based on the greater of the Standard Scenario Amount (SSA) and the Conditional Tail Expectation Amount (CTE). The Company holds reserves greater than those developed under the minimum statutory reserving rules when it is determined that the minimum statutory reserves are inadequate. Actual results could differ from these estimates and may result in the establishment of additional reserves. The Company monitors actual experience and, where circumstances warrant, revises assumptions and the related estimates for policy reserves.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company calculated its reserves for variable annuity products under the SSA of AG43, which exceeded the CTE scenario. As of December 31, 2018, the Company calculated its reserves under the CTE scenario.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2019 and 2018, the Company paid cash dividends of $60.0 million and $60.0 million, respectively, to its parent, Nassau.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $5.7 million and $8.4 million for 2019 and 2018, respectively.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $1.1 million and $0.8 million for 2019 and 2018, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had net benefits of $0.2 million and $18.6 million for 2019 and 2018, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2019.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $56.9 million and $97.8 million as of December 31, 2019 and 2018, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2019 and 2018:

●	$82.7 million and $79.7 million of non-cash investment exchanges as of December 31, 2019 and 2018, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

Pending acquisition

On October 17, 2019, the Company announced the signing of a definitive agreement with The Independent Order of Foresters (“Foresters”) for NNY to acquire Foresters Financial Holding Company, Inc. and Foresters Life Insurance and Annuity Company from Foresters. The transaction is subject to customary closing conditions, including regulatory approval by the New York State Department of Financial Services.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2019 were as follows:

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. government	$217,344	$16,763	$(744)	$233,363
All other governments	58,433	8,323	—	66,756
States, territories and possessions	40,104	5,856	—	45,960
Political subdivisions of states, territories
and possessions	61,380	7,985	(68)	69,297
Special revenue	461,712	46,866	(277)	508,301
Industrial and miscellaneous (unaffiliated)	3,977,928	375,458	(8,188)	4,345,198
Parent, subsidiaries and affiliates	15,300	217	(2,063)	13,454
Hybrid securities	243,211	15,232	(2,716)	255,727
Mortgage-backed and asset-backed securities	1,940,543	57,040	(16,904)	1,980,679
Total bonds	$7,015,955	$533,740	$(30,960)	$7,518,735

Preferred stock	$95,933	$9,050	$—	$104,983
Common stock	$57,218	$—	$—	$57,218

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2019 and 2018.

The aging of temporarily impaired general account debt securities as of December 31, 2019 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$4,365	$(742)	$1,186	$(2)	$5,551	$(744)
Political subdivisions	405	(10)	2,660	(58)	3,065	(68)
Special revenue	2,189	(30)	7,003	(247)	9,192	(277)
Industrial and miscellaneous (unaffiliated)	39,498	(2,854)	89,579	(5,334)	129,077	(8,188)
Parent, subsidiaries and affiliates	9,298	(1,476)	2,805	(587)	12,103	(2,063)
Hybrid securities	3,319	(7)	32,168	(2,709)	35,487	(2,716)
Mortgage-backed and asset-backed securities	180,628	(2,065)	351,703	(14,839)	532,331	(16,904)
Total bonds	$239,702	$(7,184)	$487,104	$(23,776)	$726,806	$(30,960)
Number of positions at unrealized loss		115		165		280

Preferred stock	$—	$—	$—	$—	$—	$—

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company reported $21.5 million and $19.6 million of gross unrealized gains and $1.0 million and $2.0 million of gross unrealized losses related to common stock for the periods ended December 31, 2019 and 2018, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2019, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $0.7 million with unrealized losses of $0.7 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $3.9 million with unrealized losses of $0.3 million.

At December 31, 2019, there are 11 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $2.8 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 165 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parents, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million. The Company had $2.5 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $1.5 million.

For the period ended December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $10.7 million.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2018, available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2019 by maturity are shown below.

	Carrying Value	Fair Value
	(in thousands)
Due in one year or less.	$277,098	$286,604
Due after one year through five years	1,526,921	1,593,413
Due after five years through ten years	2,418,369	2,537,054
Due after ten years	2,793,567	3,101,664
Total	$7,015,955	$7,518,735

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $14.8 million and $7.4 million as of December 31, 2019 and 2018, respectively. OTTIs were $19.1 million and $11.4 million in 2019 and 2018, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2019, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2019	2018
	(in thousands)
Real estate	$30,859	$30,232
Total real estate	$30,859	$30,232

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2019 and 2018, the Company had $400.5 million and $268.7 million, respectively, in mortgage loans. The allowance for loans at December 31, 2019 was $0.8 million. There was 0.5 million allowance for loan losses at December 31, 2018.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2019	2018
	(in millions)
Industrial	$21.2	$13.5
Multifamily	63.8	53.9
Office	72.0	58.4
Retail	132.6	58.4
Self-storage	19.0	11.0
Warehouse	53.0	53.2
Other	39.7	20.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2019	2018
	(in millions)
East North Central	$39.8	$37.1
Middle Atlantic	21.1	10.2
Mountain	54.4	37.1
New England	3.1	3.2
Pacific	113.9	83.2
South Atlantic	89.2	51.4
West North Central	6.2	6.2
West South Central	73.6	40.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $366.7 million CM1 loans and $34.6 million CM2 loans as of December 31, 2019. The Company held $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2019 was 87%. As of December 31, 2019, all loans were current.

During 2019, the minimum and maximum lending rates for mortgage loans were 3.7% and 6.8% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2019.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2019	2018
	(in thousands)
Private equity	$53,982	$265,511
Mezzanine partnerships	9,852	148,320
Infrastructure funds	10,946	27,611
Hedge funds	6,811	6,980
Collateralized fund obligation	97,400	—
Mortgage and real estate	871	898
Direct equity	129,534	141,727
Credit funds	22,105	8,432
Other alternative assets	13,062	15,436
Total other invested assets	$344,563	$614,915

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $80.2 million and $152.3 million as of December 31, 2019 and 2018, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2019	2018
	(in thousands)
Swaps:
Notional amount	$75,000	$75,000
Fair value	$6,843	$1,951
Carrying value	$—	$—

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral. Restricted assets were $6.1 million and $8.0 million as of December 31, 2019 and 2018, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $593.9 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made, 5% of its admitted assets as shown by its last sworn statement to the superintendent. During 2019, the Company had maximum collateral pledged with fair value of $73.7 million and carrying value of $70.2 million. The amount borrowed at the time of maximum collateral was $39 million. As of December 31, 2019, the Company had no outstanding borrowings with the FHLB and no amounts pledged. The Company owned $2.3 million and $3.4 million of FHLB capital stock as of December 31, 2019 and 2018, respectively, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
Investment	Current Year	Prior Year	Current Year	Prior Year	Current Year	Prior Year
	(in thousands)
(1) Bonds - Amortized Cost	11	30	$8,661	$13,676	$8,818	$13,205
(2) Loan-backed and structured securities - Amortized Cost	—	—	—	—	—	—
(3) Preferred Stock - Amortized Cost	1	—	—	—	40	—
(4) Preferred Stock - Fair Value	1	—	12	—	12	—
(5) Total (1+2+3+4)	13	30	$8,673	$13,676	$8,870	$13,205

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2019, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were HP Communities LLC., Wells Fargo & Company, Anheuser Busch Company, Prudential Financial Inc. and Burlington Northern & Sante Fe. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Bonds	$328,888	$348,400
Contract loans	182,662	175,413
Cash and short-term investments	4,492	588
Real estate, net of expenses	4,996	1,312
Preferred stock	6,260	7,496
Common stock	2,881	18
Mortgage loans	13,886	8,714
Other invested assets	26,030	59,449
Derivative instruments	443	423
Miscellaneous income	1,473	1,968
Amortization of interest maintenance reserve ("IMR")	13,013	14,478
Less:
Interest expense	9,086	9,086
Other investment expenses	21,049	21,026
Net investment income	554,889	588,147

For the year ended December 31, 2019, the Company had 13 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $1.6 million.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2019	2018	2019	2018
	(in thousands)
Bonds	$(7,752)	$2,054	$1,373	$(1,252)
Preferred stock	(2,202)	364	2,332	(2,474)
Common stock	2,207	(235)	2,936	8,413
Mortgage loans	(258)	(540)	—	—
Other invested assets	341	(63)	12,275	26,851
Derivative instruments	(255)	—	—	—
Foreign exchange	(23)	(370)	8	(54)
Miscellaneous	223	(640)	—	—
	(7,719)	570	18,924	31,484
Income tax benefit (expense)	1,139	(1,562)	(3,974)	(6,612)
Net capital gains (losses)	$(6,580)	$(992)	$14,950	$24,872

Realized losses for 2019 include impairments of $19.1 million, including impairments on bonds of $14.2 million, common stock of $1.8 million and preferred stock of $3.1 million. Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Proceeds from sales	$1,201,293	$1,454,353
Gross gains on sales.	34,252	21,989
Gross losses on sales	29,917	25,652

5. Investments in Affiliates

The Company has an investment subsidiary, Nassau 2019 CFO LLC and uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of that subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2019 and 2018.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2019	2018
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,258	$1,532
1941 CSO, 2.25% to 4.0%	90,967	100,855
1958 CSO, 2.0% to 6.0%	1,473,056	1,541,961
1980 CSO, <4.5% to 6.0%	2,815,762	2,964,819
1980 CSO Select, 4.5%	37,279	38,718
1980 CSO, 3.5% to 4.5%	4,427,550	4,444,192
2001 CSO 4.0% to 4.25%	58,247	56,642
Various	13,501	18,384
Total life insurance	$8,917,620	$9,167,103

Annuities	207,258	218,710

Claim and loss liabilities:
Disability	27,828	31,496
Accident and health	29,980	35,621
Total claim and loss liabilities	57,808	67,117
Subtotal	9,182,686	9,452,930
Supplementary contracts with life contingencies	84,624	83,999
All other	5,050	7,382
Total before reinsurance ceded	9,272,360	9,544,311
Less: Reinsurance ceded	336,012	352,591
Reserves for future policy benefits	$8,936,348	$9,191,720

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2019 and 2018 for which the net premium exceeded the gross premium was $0.6 billion and $0.8 billion, respectively. As of December 31, 2019 and 2018, the Company carried an associated premium deficiency reserve of $3.5 million and $4.3 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Individual Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$14,928	$6,930	$—	$21,858	4%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	313,234	313,234	56%
Subtotal	14,928	6,930	313,234	335,092	60%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	132,949	—	—	132,949	23%
Not subject to discretionary withdrawal	91,668	—	3,166	94,834	17%
Total individual annuity actuarial reserves	239,545	6,930	316,400	562,875	100%
Less: Reinsurance ceded	8,814	—	—	8,814
Total individual annuity actuarial reserves, net of reinsurance	$230,731	$6,930	$316,400	$554,061

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Group Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,454	1,454	3%
Subtotal	—	—	1,454	1,454	3%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	23,822	—	—	23,822	44%
Not subject to discretionary withdrawal	28,513	—	—	28,513	53%
Total group annuity actuarial reserves	52,335	—	1,454	53,789	100%
Less: Reinsurance ceded	—	—	—	—
Total group annuity actuarial reserves, net of reinsurance	$52,335	$—	$1,454	$53,789

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Deposit-Type Contracts (no life contingencies)
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,149	1,149	—%
Subtotal	—	—	1,149	1,149	—%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	433,302	—	—	433,302	98%
Not subject to discretionary withdrawal	8,478	—	—	8,478	2%
Total deposit fund liabilities	441,780	—	1,149	442,929	100%
Less: Reinsurance ceded	—	—	—	—
Total deposit fund liabilities, net of reinsurance	$441,780	$—	$1,149	$442,929

				2018
				(in thousands)	% of total
Annuities and deposit fund liabilities
Subject to discretionary withdrawal - with adjustment:
- with market value adjustment				$23,828	2%
- at book value less surrender charge of 5% or more				14	—%
- at market value				295,527	28%
Subtotal				319,369	30%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)				615,585	57%
Not subject to discretionary withdrawal				137,334	13%
Total annuity actuarial reserves and deposit fund liabilities				1,072,288	100%
Less: Reinsurance ceded				9,547
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance				$1,062,741

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics of life actuarial reserves as of December 31, 2019 are as follows:

	General Account			Separate Account - Non-guaranteed
		General
	Account	Account		Account	Cash
	Value	Cash Value	Reserve	Value	Value	Reserve
			(in thousands)
Subject to discretionary withdrawal, surrender values or policy loans:
- Term policies with cash value	$1,058	$1,058	$7,814	$—	$—	$—
- Universal life	664,324	653,032	756,376	—	—	—
- Universal life with secondary guarantees	21,967	19,979	69,448	—	—	—
- Indexed universal life	17	15	15	—	—	—
- Indexed universal life with secondary guarantees	—	—	—	—	—	—
- Indexed life	—	—	—	—	—	—
- Other permanent cash value life insurance	7,562,874	7,562,874	7,933,315	—	—	—
- Variable life	—	—	—	—	—	—
- Variable universal life	87,943	84,935	88,411	733,948	708,844	734,130
- Miscellaneous reserves	—	—	—	—	—	—

Not subject to discretionary withdrawal, with no cash value:
- Term policies without cash value	XXX	XXX	62,240	XXX	XXX	—
- Accidental death benefits	XXX	XXX	523	XXX	XXX	—
- Disability-active lives	XXX	XXX	4,993	XXX	XXX	—
- Disability-disabled lives	XXX	XXX	22,835	XXX	XXX	—
- Miscellaneous reserves	XXX	XXX	4,527	XXX	XXX	—

Total (gross: direct + assumed)	8,338,183	8,321,893	8,950,497	733,948	708,844	734,130
Less: Reinsurance ceded	—	—	297,263	—	—	—
Total, net	$8,338,183	$8,321,893	$8,653,234	$733,948	$708,844	$734,130

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $5.7 million and $0.6 million as of December 31, 2019 and 2018, respectively, and are included in accrued expenses and general liabilities.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reinsurance agreements with affiliates

An affiliate, PHL Variable Insurance Company (“PHL”) has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $74.6 million and $76.5 million at December 31, 2019 and 2018, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce group executive ordinary (“GEO”) corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company. The MODCO reserves under this treaty were $1.1 billion as of December 31, 2019.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2019	2018
	(in thousands)
Direct premiums and annuity considerations	$359,486	$367,246
Reinsurance assumed - non-affiliate	8,774	8,848
Reinsurance assumed - affiliate	21,353	23,037
Reinsurance ceded - non-affiliate	(133,551)	(140,863)
Reinsurance ceded - affiliate	(6,205)	(6,292)
Net premiums and annuity considerations	$249,857	$251,976

Direct commission s and expense allowance	$3,192	$3,840
Reinsurance assumed - non-affiliate	244	324
Reinsurance assumed - affiliate	1,585	1,634
Reinsurance ceded - non-affiliate	(5,337)	(5,791)
Reinsurance ceded - affiliate	(7,903)	(7,400)
Net commissions and expense allowance	$(8,219)	$(7,393)

Direct policy and contract claims incurred	$661,521	$655,434
Reinsurance assumed - non-affiliate	36,408	81,154
Reinsurance assumed - affiliate	28,960	14,551
Reinsurance ceded - non affiliate	(219,084)	(232,163)
Reinsurance ceded - affiliate	(26,286)	(59,329)
Net policy and contract claims incurred	$481,519	$459,647

Direct policy and contract claims payable	$124,606	$122,898
Reinsurance assumed - non-affiliate	20,522	47,152
Reinsurance assumed - affiliate	607	163
Reinsurance ceded - non-affiliate	(14,590)	(33,387)
Net policy and contract claims payable	$131,145	$136,826

Direct life insurance in force	$26,530,737	$28,458,804
Reinsurance assumed	2,955,890	2,927,687
Reinsurance ceded	(10,311,574)	(13,360,421)
Net insurance in force	$19,175,053	$18,026,070

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $16.3 million and $17.0 million for the years ended December 31, 2019 and 2018, respectively.

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $19.1 million as of December 31, 2018. As of December 31, 2019, $2.0 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $18.0 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $0.9 million of unfavorable prior year development since December 31, 2018. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.0 million and $1.3 million in 2019 and 2018, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.6 million as of December 31, 2019, payable as follows: 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million; 2023 - $0.6 million and 2024 - $0.4 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2019 and 2018 was $34.5 million and $76.9 million, respectively. EDP accumulated depreciation as of December 31, 2019 and 2018 was $30.2 million and $69.6 million, respectively. Depreciation for the year ended December 31, 2019 and 2018 was $3.0 million and $3.7 million, respectively. EDP equipment and software are depreciated over 3 to 7 years, using the straight-line and method. Non-admitted EDP equipment totaled $4.3 million and $7.3 million as of December 31, 2019 and 2018, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2019 and 2018 was $5.0 million and $6.5 million, respectively. Accumulated depreciation as of December 31, 2019 and 2018 was $4.6 million and $5.9 million, respectively. Depreciation for the years ended December 31, 2019 and 2018 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.4 million and $0.6 million as of December 31, 2019 and 2018, respectively.

Depreciation or amortization periods are generally 7 to 39 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2019 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$63,706	$63,401
Total	$63,706	$63,401

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$68,799	$68,807
Total	$68,799	$68,807

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $1,060.4 million and $942.3 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2019, the general account of the Company had a maximum guarantee for separate account liabilities of $1.1 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.2 million and $0.6 million for the years ended December 31, 2019 and 2018, respectively. The general account paid $0.2 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2019 and 2018, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $1,060.0 million and $941.5 million as of December 31, 2019 and 2018, respectively. Separate account premiums and other considerations received were $28.7 million and $35.8 million for the years ended December 31, 2019 and 2018, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $81.7 million and $68.4 million for the years ended December 31, 2019 and 2018, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2019	2018
	(in thousands)
Transfers to separate accounts	$28,702	$35,799
Transfers from separate accounts	(104,374)	(95,775)
Other	(133)	—
Net transfers from separate account	(75,805)	(59,976)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(75,805)	$(59,976)

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

12. Federal Income Taxes

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$164,868	$6,235	$171,103	$138,182	$6,800	$144,982	$26,686	$(565)	$26,121
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	164,868	6,235	171,103	138,182	6,800	144,982	26,686	(565)	26,121
Less: Deferred tax assets non-admitted	42,390	—	42,390	23,269	6,800	30,069	19,121	(6,800)	12,321
Subtotal net admitted deferred tax assets	122,478	6,235	128,713	114,913	—	114,913	7,565	6,235	13,800
Less: Deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Net deferred tax assets	$50,455	$5,916	$56,371	$57,337	$—	$57,337	$(6,882)	$5,916	$(966)

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years
recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets
expected to be realized after application
of the threshold limitation	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
1) Adjusted gross deferred tax assets
expected to be realized following the
balance sheet date	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
2) Adjusted gross deferred tax assets
allowed per limitation threshold	XXX	XXX	58,789	XXX	XXX	68,636	XXX	XXX	(9,847)
Adjusted gross deferred tax assets offset
by gross deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Deferred tax assets admitted as the
result of application of SSAP 101	$122,478	$6,235	$128,713	$114,913	$—	$114,913	$7,565	$6,235	$13,800

	2019	2018
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	930%	821%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$391,929	$672,811

	December 31, 2019		December 31, 2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$164,868	$6,235	$138,182	$6,800	$26,686	$(565)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$122,478	$6,235	$114,913	$—	$7,565	$6,235
% of total net admitted adjusted
gross DTAs	—%	—%	—%	—%	—%	—%

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Management believes that it is more likely than not that the Company will be able to utilize the DTA in the future without any tax planning strategies.

The Company believes that there is sufficient positive evidence, including a history of earnings and projected future income generation, to support that it is more likely than not that NNY will realize the tax benefits associated with its deferred tax assets and consequently, it is not required to record a valuation allowance for statutory accounting purposes.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2019 and 2018 were as follows:

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018	Change
	(in thousands)
Current income tax:
Federal	$11,308	$(1,473)	$12,781
Foreign	—	—	—
Subtotal	11,308	(1,473)	12,781
Federal income tax on net capital gains	(1,139)	1,562	(2,701)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$10,169	$89	$10,080

Deferred tax assets:
Ordinary
Future policyholder benefits	$43,098	$45,672	$(2,574)
Investments	56,169	27,735	28,434
Deferred acquisition costs	28,013	29,010	(997)
Policyholder dividends accrual	26,283	24,448	1,835
Fixed assets	—	—	—
Compensation and benefits accrual	3,591	3,901	(310)
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	1,136	2,272	(1,136)
Other (including items <5% of total ordinary tax assets)	6,579	5,144	1,435
Subtotal	164,869	138,182	26,687
Non-admitted	42,390	23,269	19,121
Admitted ordinary deferred tax assets	$122,479	$114,913	$7,566

Capital:
Investments	$3,701	$4,782	$(1,081)
Net capital loss carryforward		—	—
Other (including items <5% of total capital tax assets)	2,534	2,018	516
Subtotal	6,235	6,800	(565)
Non-admitted	—	6,800	(6,800)
Admitted capital deferred tax assets	6,235	—	6,235
Admitted deferred tax assets	$128,714	$114,913	$13,801

Deferred tax liabilities:
Ordinary
Investments	$42,075	$25,125	$16,950
Fixed assets	2,259	1,050	1,209
Policyholder reserves	22,146	25,857	(3,711)
Other (including items <5% of total ordinary tax liabilities)	5,543	5,544	(1)
Subtotal	72,023	57,576	14,447

Capital:
Investments	237	—	237
Other (including items <5% of total ordinary tax liabilities)	82	—	82
Subtotal	319	—	319
Deferred tax liabilities	72,342	57,576	14,766
Net admitted deferred tax assets (liabilities)	$56,372	$57,337	$(965)

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2019
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$(4,482)	$(941)	21.0%
Interest maintenance reserve	105	22	(0.5%)
Dividends received deduction	(7,250)	(1,523)	34.0%
Return to provision	—	—	—%
Change in non-admitted assets	(4,293)	(902)	20.1%
Rate change	—	—	—%
Other, including prior year true-up	(998)	(210)	4.7%
Total statutory income tax	$(16,918)	$(3,553)	79.3%

Federal income taxes incurred		$13,891	(309.9%)
Tax on capital gains/(losses)		(1,139)	25.4%
Prior year overaccrual/(underaccrual)		(2,583)	57.6%
Change in net deferred income tax expense/(benefit)		(13,722)	306.2%
Total statutory income tax		$(3,553)	79.3%

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2019	2018
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	1,136	2,272

As a result of The Tax Cuts and Jobs Act (the “TCJA”), the alternative minimum tax (“AMT”) is repealed and related credits will be fully refundable by 2021.

The Company has no income tax expense for 2017, 2018 and 2019 that is available for recoupment in the event of future net capital losses.

There was no aggregate amount of deposits reported as admitted assets under Section 6603 of the Internal Revenue Code as of December 31, 2019 or 2018.

The Company is subject to U.S. federal income tax examinations by tax authorities for years 2015 and after. The Company does not anticipate any material assessments or adjustments to the Company’s liability resulting from the tax examinations of prior open year periods.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2019, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company is included in the consolidated federal income tax return of The Nassau Companies, NCNY and its subsidiaries. The following companies were included in the consolidated federal income tax return for 2019, effective March 31, 2019:

The Nassau Companies
The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
Phoenix Founders, Inc.

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

The TCJA provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company is eligible to join as members of an “Aggregate Group” within the meaning of the IRC and the Aggregate Group’s base erosion payments are less than 3% of the Aggregate Group’s total deductions for the years ended December 31, 2019 and 2018. Accordingly, the BEAT liability was $0 for the years ended December 31, 2019 and 2018.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018
	(in thousands)
Gross AMT credit recognized as:
Current year recoverable	$1,135,752	$2,271,504
Deferred tax asset	1,135,752	2,271,504
Beginning balance of AMT credit carryforward	2,271,504	4,543,008
Amounts recovered	1,135,752	2,271,504
Adjustments	—	—
Ending balance of AMT credit	$1,135,752	$2,271,504

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $93.1 million and $88.1 million for the years ended December 31, 2019 and 2018, respectively. The amounts payable to NCNY were $5.2 million and $6.2 million as of December 31, 2019 and 2018, respectively.

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and Nassau Life and Annuity Company (“NLA”). Commissions paid by the Company on behalf of PHL were $3.3 million and $3.7 million for the years ended December 31, 2019 and 2018, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2019 and 2018.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $44.6 million and $54.0 million for the years ended December 31, 2019 and 2018, respectively. Commissions paid by the Company on behalf of NLA were $28.2 million for the year ended December 31, 2019. The Company had amounts receivable from PHL and NLA of $1.1 million and $3.7 million as of December 31, 2019, respectively. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.2 million and $17.5 million as of December 31, 2019 and 2018, respectively. Amounts receivable from NAMCO were $0.1 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.

The Company has investments in various classes of notes of Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd., Nassau 2019-I Ltd., Nassau 2019-II Ltd. and Nassau 2019-III Ltd. (the “Nassau CLOs”) totaling $87.0 million par with a fair value of $54.7 million and $52.1 million par with a fair value of $48.0 million at December 31, 2019 and 2018, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

In September 2019, the Company sold certain of its limited partnership and other invested assets to Nassau CFO Fund, LLC (“Nassau CFO”), a collateralized fund obligation managed by an affiliate. The Company received cash and certain equity interests in Nassau CFO as consideration with no gain or loss recognized on the sale. The Company invested in Class B Notes issued by Nassau CFO which have a par and fair value of $14.9 million at December 31, 2019 and recognized $0.4 million of net investment income for the year ended December 31, 2019. The Company’s equity investment in Nassau CFO was $97.4 million at December 31, 2019 and the Company recorded net investment income from Nassau CFO of $17.0 million for the year ended December 31, 2019.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $5.2 million and $16.2 million as of December 31, 2019 and 2018, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0 and $0.1 million as of December 31, 2019 and 2018, respectively. The Company did not charge for these services.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2019, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation.Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2019 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$18,925	$4,611	$23,536
Preferred stock	—	—	9,370	9,370
Common stock [1]	96	2,297	54,825	57,218
Subtotal	96	21,222	68,806	90,124

Derivative assets.	—	6,843	—	6,843
Separate account assets	1,053,184	7,184	—	1,060,368
Total assets at fair value	$1,053,280	$35,249	$68,806	$1,157,335
____________________

[1]	Includes $2,297 thousand Class A Membership FHLB common stock.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2019	2018
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$70,097	$58,688
Purchases	12,905	4,957
Sales	(3,977)	(4,970)
Settlements	—	(107)
Transfers into Level 3	5,862	19,960
Transfers out of Level 3	(16,957)	(9,728)
Realized gains (losses)	(3,561)	(1,661)
Unrealized gains (losses)	4,437	2,958
Balance, end of period	$68,806	$70,097

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2019 and 2018 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2019 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2018 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2019 and 2018.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2019 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,518,735	$7,015,955	$—	$5,088,218	$2,430,517	$—
Preferred stock	104,983	95,933	—	65,203	39,780	—
Common stock	57,218	57,218	96	2,297	54,825	—
Mortgage loans	406,978	400,498	—	—	406,978	—
Surplus debentures & capcos	15,000	13,062	—	3,872	11,128	—
Cash, cash equivalents & short terms	100,651	100,651	100,651	—	—	—
Derivatives	6,843	—	—	6,843	—	—
Separate account assets	1,060,368	1,060,368	1,053,184	7,184	—	—
Total financial instruments	$9,270,776	$8,743,685	$1,153,931	$5,173,617	$2,943,228	$—

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2019 and 2018, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2019 and 2018 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2019, the remaining commitments total $5.5 million.

The Company has an outstanding commitment to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. The commitment currently expires on January 5, 2021. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2019, $42.0 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2019, the Company had unfunded commitments of $80.2 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2019, the Company had open commitments of $39.6 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2019 and 2018, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2019	2018	2019	2018
	(in thousands)
Swaps	$75,000	$75,000	$—	$—
Total	$75,000	$75,000	$—	$—

____________________

* Notional amount

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2019, the Company held $(4.8) million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2019 and 2018 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2019 and through April 24, 2020, the date of issuance of these financial statements. Subsequent events requiring additional disclosure are as follows:

The Company is continuously monitoring the market and economic turbulence arising from COVID-19. It is too early for the Company to assess the impact of the pandemic on policyholder behavior and underwriting risks and the mid-to-long-term impact on the Company’s investments. In light of the uncertainty as to the length or severity of this pandemic, the Company cannot reasonably estimate the full impact of the pandemic on its operations and financial statements at this time, although it could be material.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018

			Amount shown
	Amortized	Fair	in the
December 31, 2019	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$262,584	$280,053	$262,584
States, municipalities and political subdivisions	935,812	1,005,254	935,812
Foreign governments	58,433	66,756	58,433
All other corporate bonds [1]	5,743,826	6,153,216	5,759,126
Redeemable preferred stock	997	3,225	997
Total fixed maturities	7,001,652	7,508,504	7,016,952
Equity securities:
Common stock:
Industrial, miscellaneous and all other	57,218	57,218	57,218
Nonredeemable preferred stock	94,936	101,758	94,936
Total equity securities	152,154	158,976	152,154
Mortgage loans	400,498	406,978	400,498
Real estate, at depreciated cost	30,859	XXX	30,859
Contract loans	2,333,929	XXX	2,333,929
Other invested assets [2]	349,537	351,476	344,563
Cash and short-term investments	100,651	100,651	100,651
Receivables for securities	2,620	XXX	2,620
Total cash and invested assets	$10,371,900		$10,382,226

____________________

[1]	Amortized cost and fair value amounts exclude $15,300 and $13,455, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $4,974 of non-admitted other invested assets.

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplemental Schedule Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585

____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2019 and 2018

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2019:
Insurance Segment	$9,505,067	$131,144	$249,857	$554,889	$464,277	$121,789

2018:
Insurance Segment	$9,772,208	$136,826	$251,976	$588,147	$423,210	$95,242

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2019 and 2018

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2019	$26,530,737	$10,311,574	$2,955,890	$19,175,053	15%
2018	28,458,804	13,360,421	2,927,687	18,026,070	16%

Life insurance premiums:
2019	$359,486	$139,756	$30,127	$249,857	12%
2018	367,246	147,155	31,885	251,976	13%

See accompanying independent auditors’ report.

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2018 and 2017

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-41

Supplemental Schedules:

Summary of Investments - Other than Investments in Related Parties	42-43

Supplementary Insurance Information	44

Supplementary Schedule - Reinsurance	45

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 29, 2019, except for the Supplemental Schedules, as to which the date is July 8, 2020

2

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2018	2017
	(in thousands)
Assets:
Bonds	$7,212,940	$7,417,789
Contract loans	2,326,802	2,337,222
Real estate, at depreciated cost	30,232	30,916
Preferred stock	125,947	124,890
Common stock	58,649	49,416
Mortgage loans	268,735	90,939
Cash and short-term investments	56,891	356,007
Other invested assets	614,915	611,112
Receivables for securities	7,474	6,999
Total cash and invested assets	10,702,585	11,025,290
Deferred and uncollected premiums	68,807	72,326
Due and accrued investment income	145,362	147,447
Reinsurance recoverables	7,214	20,659
Deferred tax asset	57,337	58,828
Receivables from affiliates	22,164	17,081
Other assets	13,994	15,315
Separate account assets	942,308	1,121,235
Total assets	$11,959,771	$12,478,181

Liabilities:
Reserves for future policy benefits	$9,191,720	$9,451,010
Policyholders’ funds	462,047	464,270
Dividends to policyholders	118,441	122,925
Policy benefits in course of settlement	136,826	157,267
Amounts payable on reinsurance.	26,542	14,744
Accrued expenses and general liabilities	62,182	125,464
Current federal and foreign income tax	16,343	51,916
Reinsurance funds withheld liability	232,124	244,968
Interest maintenance reserve (“IMR”)	100,121	115,149
Transfers to separate account due and accrued	(821)	(1,183)
Asset valuation reserve (“AVR”)	157,027	161,170
Separate account liabilities	942,308	1,121,235
Total liabilities	11,444,860	12,028,935

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,286	126,260
Special surplus funds	2,500	2,500
Unassigned surplus	147,327	81,688
Total surplus	514,911	449,246
Total liabilities, capital and surplus	$11,959,771	$12,478,181

The accompanying notes are an integral part of these financial statements.

3

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Income:
Premium and annuity considerations	$251,976	$296,611
Net investment income	588,147	625,172
Commissions and expense allowances on reinsurance ceded	13,191	13,385
Reserve adjustments on reinsurance ceded	(254,682)	(247,110)
Fees associated with separate account and other miscellaneous income	90,894	103,332
Total income	689,526	791,390

Current and future benefits:
Death benefits	442,092	398,007
Disability and health benefits	4,215	3,528
Annuity benefits and matured endowments	13,340	15,247
Surrender benefits	259,836	319,365
Interest on policy or contract funds	13,285	11,929
Settlement option payments	10,032	10,298
Net transfers to (from) separate accounts, net of reinsurance	(59,976)	(69,360)
Change in reserves for future policy benefits and policyholders’ funds	(259,614)	(220,500)
Total current and future benefits	423,210	468,514

Operating expenses:
Direct commissions	3,840	4,444
Commissions and expense allowances on reinsurance assumed	1,958	3,062
Premium, payroll and miscellaneous taxes	8,744	8,639
Other operating expenses	80,700	151,049
Total operating expenses	95,242	167,194
Net gain (loss) from operations before dividends and federal income taxes	171,074	155,682
Dividends to policyholders	77,321	79,305
Net gain from operations after dividends and before federal income taxes	93,753	76,377
Federal and foreign income tax expense (benefit)	(1,473)	14,244
Net gain from operations before realized capital gains (losses)	95,226	62,133
Realized capital gains/(losses), net of income taxes and IMR	(992)	6,253
Net income/(loss)	94,234	68,386

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	24,872	2,752
Change in deferred income taxes	(17,766)	(92,394)
Change in non-admitted assets	23,917	110,872
Change in asset valuation reserve	4,143	(8,272)
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(20,000)
Other surplus changes, net	(3,761)	(5,292)
Net increase (decrease) in capital and surplus	65,665	56,078
Capital and surplus, beginning of year	449,246	393,168
Capital and surplus, end of year	$514,911	$449,246

The accompanying notes are an integral part of these financial statements.

4

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Cash Flows

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Cash provided by (used for) operations:
Premiums	$331,153	$387,217
Investment and other income	578,759	618,109
Claims and benefits	(935,424)	(926,695)
Dividends paid	(121,840)	(132,066)
Commissions and other expenses	(137,536)	(157,842)
Net transfers from separate accounts	60,168	70,522
Federal income taxes recovered (paid)	(35,663)	(85)
Net cash provided by (used for) operations	(260,383)	(140,840)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,332,418	3,088,320
Proceeds from sales, maturities and repayments of stocks	42,467	43,144
Proceeds from sales, maturities and repayments of other invested assets	100,771	102,611
Proceeds from sales, maturities and repayments of other investments	2,197	492
Cost of bonds acquired	(1,146,988)	(2,778,370)
Cost of stocks acquired	(42,257)	(24,929)
Cost of mortgage loans acquired	(181,174)	(91,305)
Cost of other invested assets acquired	(80,027)	(85,353)
Cost of other investments acquired	(1,739)	(3,027)
Net decrease (increase) in contract loans	10,420	(5,039)
Net cash provided by (used for) investments	36,088	246,544

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(11,111)	(17,546)
Dividends to stockholder	(60,000)	(20,000)
Other cash provided (applied)	(3,710)	53,477
Net cash provided by (used for) financing and miscellaneous uses	(74,821)	15,931
Net increase (decrease) in cash and short-term investments	(299,116)	121,635
Cash and short-term investments, beginning of year	356,007	234,372
Cash and short-term investments, end of year	$56,891	$356,007

The accompanying notes are an integral part of these financial statements.

5

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York (“NCNY” or the “Parent”). The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the New York Department of Financial Services (the “NYDFS”).

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of NCNY after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the NYDFS. Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of our whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies

Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.
●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

6

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.
●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.
●	Under STAT, for individual participating life policies, premiums are recognized when due. For universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Under U.S. GAAP, premiums are recognized for participating life insurance products and other life insurance products as revenue when due from policyholders. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.
●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.
●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.
●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

7

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2018 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Parent company liquidity

NCNY serves as the holding company for NNY and does not have any significant operations of its own. As of December 31, 2018 and 2017, liquidity (cash, short-term investments, available-for-sale debt securities and other near-cash assets, net of contributions payable to subsidiaries and certain other holding company obligations) totaled $93.5 million and $110.4 million, respectively. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2018, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Company from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY could pay a dividend of $95.2 million in 2019. During the year ended December 31, 2018, NNY declared and paid $60.0 million, in dividends to the Company.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

8

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the scientific method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the scientific method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

9

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge the interest rate risks or the so-called “rho” greek risk exposure (referring to the sensitivity of the fair value of assets and liabilities to changes in interest rates) associated with certain annuity products. These hedges are conducted pursuant to its approved Derivatives Use Plan (“DUP”).

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company has no derivative contracts with financing premiums.

The unrealized gain/(loss) during the period representing equity index options was $0 and $3.2 million as of December 31, 2018 and 2017, respectively.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

10

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.3 million and $0.2 million due and accrued investment income non-admitted at December 31, 2018 and 2017, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2018 and 2017 were $44.7 million and $68.6 million, respectively. Changes for the years ended December 31, 2018 and 2017 were decreases of $23.9 million and $110.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

11

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2018 and 2017, the Company paid cash dividends of $60.0 million and $20.0 million, respectively, to its parent, Nassau.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. An insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend out of §4207(a)(2), an ordinary dividend may still be payable under §4207(a)(3) of the New York Insurance Law. Under §4207(a)(3), a dividend can be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on these calculation, for 2019, the Company can pay dividends of $95.2 million if allowed by the NYDFS.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

12

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $8.4 million and $38.9 million for 2018 and 2017, respectively. The decrease in 2018 was due to higher pension contributions made in 2017.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $0.8 million and $1.3 million for 2018 and 2017, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had a net benefit of $18.6 million and a net expense of $0.3 million for 2018 and 2017, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2018.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $97.8 million and $89.8 million as of December 31, 2018 and 2017, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

13

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Inception Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2018 and 2017:

●	$79.7 million and $24.7 million of non-cash investment exchanges as of December 31, 2018 and 2017, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

14

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

15

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2017 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$51,096	$1,635	$(195)	$52,536
All other governments	85,583	7,863	(15)	93,431
States, territories and possessions	40,279	4,372	—	44,651
Political subdivisions of states, territories
and possessions	76,767	6,212	(317)	82,662
Special revenue	405,636	36,097	(781)	440,952
Industrial and miscellaneous (unaffiliated)	4,808,975	301,016	(25,367)	5,084,624
Parent, subsidiaries and affiliates	13,331	1,121	(348)	14,104
Hybrid securities	159,833	2,742	(3,492)	159,083
Mortgage-backed and asset-backed securities	1,776,289	37,353	(7,093)	1,806,549
Total bonds	$7,417,789	$398,411	$(37,608)	$7,778,592

Preferred stock	$124,890	$5,671	$—	$130,561
Common stock	$49,416	$—	$—	$49,416

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2018 and 2017.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parent, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

16

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The Company reported $19.6 million and $12.4 million of gross unrealized gains and $2.0 million and $3.2 million of gross unrealized losses related to common stock for the periods ended December 31, 2018 and 2017, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $2.5 million with unrealized losses of $1.5 million.

At December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $10.7 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2017 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$2,962	$(41)	$4,522	$(154)	$7,484	$(195)
All other governments	1,985	(15)	1,000	—	2,985	(15)
States, territories and possessions	—	—	—	—	—	—
Political subdivisions	2,465	(14)	5,944	(303)	8,409	(317)
Special revenue	13,148	(49)	15,927	(732)	29,075	(781)
Industrial and miscellaneous (unaffiliated)	239,872	(8,422)	198,295	(16,945)	438,167	(25,367)
Parents, subsidiaries and affiliates	6,288	(348)	—	—	6,288	(348)
Hybrid securities	50,561	(830)	32,138	(2,662)	82,699	(3,492)
Mortgage-backed and asset-backed securities	397,801	(2,882)	205,274	(4,211)	603,075	(7,093)
Total bonds	$715,082	$(12,601)	$463,100	$(25,007)	$1,178,182	$(37,608)
Number of positions at unrealized loss		260		143		403

Preferred stock	$—	$—	$—	$—	$—	$—

For the period ended December 31, 2017, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.4 million. The Company had $9.6 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $2.8 million.

For the period ended December 31, 2017, there are 26 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $8.8 million.

17

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2017, available-for-sale securities in an unrealized loss position for over 12 months consisted of 143 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2018 by maturity are shown below.

	Carrying	Fair
	Value	Value
	(in thousands)
Due in one year or less.	$344,026	$348,271
Due after one year through five years	1,421,544	1,438,389
Due after five years through ten years	2,602,359	2,559,455
Due after ten years	2,845,011	2,828,593
Total	$7,212,940	$7,174,708

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $7.4 million and $24.0 million as of December 31, 2018 and 2017, respectively. OTTIs were $11.4 million and $16.2 million in 2018 and 2017, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2018, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

18

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2018	2017
	(in thousands)
Real estate	$30,232	$30,916
Total real estate	$30,232	$30,916

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2018 and 2017, the Company had $268.7 million and $90.9 million, respectively, in mortgage loans. The allowance for loans at December 31, 2018 was $0.5 million. There was no allowance for loan losses at December 31, 2017.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2018	2017
	(in millions)
Industrial	$13.5	$13.8
Multifamily	53.9	29.7
Office	58.4	15.8
Retail	58.4	20.4
Self-storage	11.0	11.2
Warehouse	53.2	—
Other	20.8	—
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2018	2017
	(in millions)
East North Central	$37.1	$15.1
Middle Atlantic	10.2	—
Mountain	37.1	7.5
New England	3.2	—
Pacific	83.2	23.4
South Atlantic	51.4	34.4
West North Central	6.2	—
West South Central	40.8	10.5
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

19

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The Company held $84.9 million CM1 loans and $6.0 million CM2 loans as of December 31, 2017. All loans held at December 31, 2018 were issued during 2017 or 2018 and therefore have limited history. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2018 was 75%. As of December 31, 2018, all loans were current.

During 2018, the minimum and maximum lending rates for mortgage loans were 4.0% and 6.0% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2018.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2018	2017
	(in thousands)
Private equity	$265,511	$272,230
Mezzanine partnerships	148,320	163,503
Infrastructure funds	27,611	30,383
Hedge funds	6,980	7,775
Leverage leases	—	1,875
Mortgage and real estate	898	2,482
Direct equity	141,727	117,204
Credit funds	8,432	—
Other alternative assets	15,436	15,660
Total other invested assets	$614,915	$611,112

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $152.3 million and $206.6 million as of December 31, 2018 and 2017, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2018	2017
	(in thousands)
Swaps:
Notional amount	$75,000	$—
Fair value	$1,951	$—
Carrying value	$—	$—

20

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral pledged as collateral. Restricted assets were $8.0 million and $5.3 million as of December 31, 2018 and 2017, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $598.0 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made,5% of its admitted assets as shown by its last sworn statement to the superintendent. In 2018, the Company did not conduct business activity (borrowing) with the FHLB and did not pledge any assets to the FHLB. The Company owned $3.4 million of FHLB capital stock as of December 31, 2018, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
	Current	Prior	Current	Prior	Current	Prior
Investment	Year	Year	Year	Year	Year	Year
	(in thousands)
(1) Bonds - Amortized Cost	30	20	$13,676	$8,675	$13,205	$7,434
(2) Loan-backed and structured
securities - Amortized Cost	—	3	—	53	—	43
(3) Preferred Stock - Amortized Cost	—	—	—	—	—	—
(4) Preferred Stock - Fair Value	—	—	—	—	—	—
(5) Total (1+2+3+4)	30	23	$13,676	$8,728	$13,205	$7,477

21

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2018, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were Burlington Northern & Santa Fe, Wells Fargo Bank NA, AT&T Inc., Verizon Communications Inc. and Walgreens. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Bonds	$348,400	$358,172
Contract loans	175,413	175,797
Cash and short-term investments	588	2,004
Real estate, net of expenses	1,312	1,222
Preferred stock	7,496	9,078
Common stock	18	921
Mortgage loans	8,714	1,184
Other invested assets	59,449	87,261
Derivative instruments.	423	—
Miscellaneous income	1,968	1,422
Amortization of interest maintenance reserve ("IMR")	14,478	13,813
Less:
Interest expense	9,086	9,086
Other investment expenses	21,026	16,616
Net investment income	588,147	625,172

For the year ended December 31, 2018, the Company had 34 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $4.8 million.

22

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2018	2017	2018	2017
	(in thousands)
Bonds	$2,054	$29,056	$(1,252)	$822
Preferred stock	364	(454)	(2,474)	(184)
Common stock	(235)	1,820	8,413	1,449
Mortgage loans	(540)	—	—	—
Other invested assets	(63)	(1,660)	26,851	(1,290)
Derivative instruments	—	(4,108)	—	3,173
Foreign exchange	(370)	(195)	(54)	264
Miscellaneous	(640)	(135)	—	—
	570	24,324	31,484	4,234
Income tax benefit (expense)	(1,562)	(18,071)	(6,612)	(1,482)
Net capital gains (losses)	$(992)	$6,253	$24,872	$2,752

Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0. Realized losses for 2017 include impairments of $16.2 million, including impairments on bonds of $10.1 million, common stock of $4.1 million, preferred stock of $0.4 million and other invested assets of $1.6 million.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Proceeds from sales	$1,454,353	$3,152,621
Gross gains on sales	21,989	115,961
Gross losses on sales	25,652	19,352

5. Investments in Affiliates

In 2018, The Company formed an investment subsidiary, Nassau 2018 CFO Fund, LLC. The Company uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of the subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2018 and 2017.

23

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2018	2017
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,532	$1,906
1941 CSO, 2.25% to 4.0%	100,855	112,278
1958 CSO, 2.0% to 6.0%	1,541,961	1,621,301
1980 CSO, <4.5% to 6.0%	2,964,819	3,070,302
1980 CSO Select, 4.5%.	38,718	39,383
1980 CSO, 3.5% to 4.5%	4,444,192	4,493,999
2001 CSO 4.0% to 4.25%	56,642	53,483
Various	18,384	23,794
Total life insurance	$9,167,103	$9,416,446

Annuities	218,710	229,399

Claim and loss liabilities:
Disability	31,496	34,829
Accident and health.	35,621	38,952
Total claim and loss liabilities	67,117	73,781
Subtotal	9,452,930	9,719,626
Supplementary contracts with life contingencies	83,999	83,665
All other	7,382	13,536
Total before reinsurance ceded	9,544,311	9,816,827
Less: Reinsurance ceded	352,591	365,817
Reserves for future policy benefits	$9,191,720	$9,451,010

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2018 and 2017 for which the net premium exceeded the gross premium was $0.8 billion and $0.9 billion, respectively. As of December 31, 2018 and 2017, the Company carried an associated premium deficiency reserve of $4.3 million and $5.1 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

24

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2018		2017
	(in thousands)	% of total	(in thousands)	% of total
Subject to discretionary withdrawal - with market value adjustment:
- with market value adjustment	$23,828	2%	$25,711	2%
- at book value less surrender charge of 5% or more	14	—%	—	—%
- at market value	295,527	28%	366,186	32%
Subtotal	319,369	30%	391,897	34%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	615,585	57%	624,573	54%
Not subject to discretionary withdrawal	137,334	13%	145,343	12%
Total annuity actuarial reserves and deposit fund liabilities	1,072,288	100%	1,161,813	100%
Less: Reinsurance ceded	9,547		9,819
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance	$1,062,741		$1,151,994

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $0.6 million and $2.4 million as of December 31, 2018 and 2017, respectively, and are included in accrued expenses and general liabilities.

Reinsurance agreements with affiliates

PHL has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $76.5 million and $75.5 million at December 31, 2018 and 2017, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce GEO corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company, and PHL will receive the economic risks and rewards related to the assumed business through MODCO adjustments. PHL, having the right of offset, has offset the MODCO asset and liability.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

25

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2018	2017
	(in thousands)
Direct premiums and annuity considerations	$367,246	$399,472
Reinsurance assumed - non-affiliate	8,848	9,072
Reinsurance assumed - affiliate	23,037	44,953
Reinsurance ceded - non-affiliate	(140,863)	(150,056)
Reinsurance ceded - affiliate	(6,292)	(6,830)
Net premiums and annuity considerations	$251,976	$296,611

Direct commission s and expense allowance.	$3,840	$4,444
Reinsurance assumed - non-affiliate	324	595
Reinsurance assumed - affiliate	1,634	2,467
Reinsurance ceded - non-affiliate	(5,791)	(6,327)
Reinsurance ceded - affiliate	(7,400)	(7,058)
Net commissions and expense allowance	$(7,393)	$(5,879)

Direct policy and contract claims incurred	$655,434	$610,978
Reinsurance assumed - non-affiliate	81,154	65,405
Reinsurance assumed - affiliate	14,551	3,616
Reinsurance ceded - non affiliate	(232,163)	(201,725)
Reinsurance ceded - affiliate	(59,329)	(51,194)
Net policy and contract claims incurred	$459,647	$427,080

Direct policy and contract claims payable.	$122,898	$117,623
Reinsurance assumed - non-affiliate	47,152	64,817
Reinsurance assumed - affiliate	163	276
Reinsurance ceded - non-affiliate	(33,387)	(25,449)
Net policy and contract claims payable	$136,826	$157,267

Direct life insurance in force	$28,458,804	$30,497,149
Reinsurance assumed	2,927,687	2,945,450
Reinsurance ceded	(13,360,421)	(14,202,841)
Net insurance in force	$18,026,070	$19,239,758

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $17.0 million and $17.5 million for the years ended December 31, 2018 and 2017, respectively.

26

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $21.7 million as of December 31, 2017. As of December 31, 2018, $4.1 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $19.1 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $1.4 million of unfavorable prior year development since December 31, 2017. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.3 million and $1.6 million in 2018 and 2017, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.8 million as of December 31, 2018, payable as follows: 2019 - $0.6 million; 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million and 2023 - $0.6 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2018 and 2017 was $76.9 million and $77.0 million, respectively. EDP accumulated depreciation as of December 31, 2018 and 2017 was $69.6 million and $66.0 million, respectively. Depreciation for the year ended December 31, 2018 and 2017 was $3.7 million and $4.6 million, respectively. EDP equipment and software are depreciated over 3 to 5 years, using straight-line and accelerated methods. Non-admitted EDP equipment totaled $7.3 million and $11.0 million as of December 31, 2018 and 2017, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2018 and 2017 was $6.5 million and $7.6 million, respectively. Accumulated depreciation as of December 31, 2018 and 2017 was $5.9 million and $6.8 million, respectively. Depreciation for the years ended December 31, 2018 and 2017 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.6 million and $0.8 million as of December 31, 2018 and 2017, respectively.

Depreciation or amortization periods are generally 7 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$—	$—
Ordinary renewal	68,799	68,807
Total	$68,799	$68,807

27

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2017 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$1	$1
Ordinary renewal	72,285	72,325
Total	$72,286	$72,326

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2018 and 2017, the Company separate account statement included legally insulated assets of $942.3 million and $1,121.2 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2018, the general account of the Company had a maximum guarantee for separate account liabilities of $3.3 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.6 million and $0.6 million for the years ended December 31, 2018 and 2017, respectively. The general account paid $0.6 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2018 and 2017, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $941.5 million and $1,120.1 million as of December 31, 2018 and 2017, respectively. Separate account premiums and other considerations received were $35.8 million and $37.9 million for the years ended December 31, 2018 and 2017, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $68.4 million and $83.1 million for the years ended December 31, 2018 and 2017, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

28

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2018	2017
	(in thousands)
Transfers to separate accounts	$35,799	$37,928
Transfers from separate accounts	(95,775)	(107,314)
Other	—	26
Net transfers from separate account	(59,976)	(69,360)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(59,976)	$(69,360)

12. Federal Income Taxes

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (“the Act”), which established new laws including, but not limited to, reduction in the federal income tax rate for corporations from 35% to 21%. In 2017, the Company was required to recognize the effect on deferred tax assets and liabilities of a change in tax rates in the period the tax rate change was enacted. Accordingly, the enacted reduction in the U.S. Federal corporate income tax rate resulted in a one-time charge of approximately $71 million for the year ended December 31, 2017. For the year ended December 31, 2018, residual rate reduction adjustments of approximately $2 million were recorded, which were attributable to provision-to-return adjustments related to 2017.

For Statutory accounting purposes, the NAIC adopted INT 18-01, which generally adopted the guidance put forth by the SEC in Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”). SAB 118 directed taxpayers to consider the impact of the U.S. legislation as “provisional” when it did not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the change in tax law. In accordance with SAB 118 and INT 18-01, the Company recorded provisional estimates in its 2017 financial statements associated with tax reserves and the Alternative Minimum Tax Credit (“AMT”), which represented its best estimate based on interpretation of the U.S. legislation at the time. During 2018, the Company subsequently accumulated refined data to finalize the underlying calculations, and the U.S Treasury issued further guidance on the application of certain provisions of the legislation.

As a result, in accordance with SAB 118 and INT-18-01, the adjustment of $127 million to tax reserves as of December 31, 2017 and the reclassification of available refundable AMT credits to current taxes receivable of $2 million pursuant to recently issued guidance is considered final and represents updates to the provisional estimated recorded in 2017.

The Act also provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company believes any BEAT liability is not material for the year ended December 31, 2018.

29

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2018			December 31, 2017			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$138,182	$6,800	$144,982	$122,613	$7,414	$130,027	$15,569	$(614)	$14,955
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	138,182	6,800	144,982	122,613	7,414	130,027	15,569	(614)	14,955
Less: Deferred tax assets non-admitted	23,269	6,800	30,069	44,042	7,414	51,456	(20,773)	(614)	(21,387)
Subtotal net admitted deferred tax assets	114,913	—	114,913	78,571	—	78,571	36,342	—	36,342
Less: Deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Net deferred tax assets	$57,337	$—	$57,337	$58,828	$—	$58,828	$(1,491)	$—	$(1,491)

	December 31, 2018			December 31, 2017				Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	57,337	—	57,337	58,828	—	58,828	(1,491)	—	(1,491)
1) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	57,337	—	57,337	61,912	—	61,912	(4,575)	—	(4,575)
2) Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	68,636	XXX	XXX	58,828	XXX	XXX	9,808
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Deferred tax assets admitted as the result of application of SSAP 101	$114,913	$—	$114,913	$78,571	$—	$78,571	$36,342	$—	$36,342

	2018	2017
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	821%	862%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$672,811	$611,888

	December 31, 2018		December 31, 2017		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$138,182	$6,800	$122,613	$7,414	$15,569	$(614)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$114,913	$—	$78,571	$—	$36,342	$—
% of total net admitted adjusted gross DTAs	—%	—%	—%	—%	—%	—%

Management believes the Company will be able to utilize the DTA in the future without any tax planning strategies.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

30

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2018 and 2017 were as follows:

	2018	2017	Change
	(in thousands)
Current income tax:
Federal	$(1,473)	$14,244	$(15,717)
Foreign	—	—	—
Subtotal	(1,473)	14,244	(15,717)
Federal income tax on net capital gains	1,562	18,072	(16,510)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$89	$32,316	$(32,227)

Deferred tax assets:
Ordinary
Future policyholder benefits	$45,672	$20,138	$25,534
Investments	27,735	31,476	(3,741)
Deferred acquisition costs	29,010	31,552	(2,542)
Policyholder dividends accrual	24,448	24,696	(248)
Fixed assets	—	2,646	(2,646)
Compensation and benefits accrual	3,901	2,382	1,519
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	2,272	4,543	(2,271)
Other (including items <5% of total ordinary tax assets)	5,144	5,180	(36)
Subtotal	138,182	122,613	15,569
Non-admitted	23,269	44,042	(20,773)
Admitted ordinary deferred tax assets	$114,913	$78,571	$36,342

Capital:
Investments	$4,782	$4,912	$(130)
Net capital loss carryforward	—	—	—
Other (including items <5% of total capital tax assets)	2,018	2,502	(484)
Subtotal	6,800	7,414	(614)
Non-admitted	6,800	7,414	(614)
Admitted capital deferred tax assets	—	—	—
Admitted deferred tax assets	$114,913	$78,571	$36,342

Deferred tax liabilities:
Ordinary
Investments	$25,125	$19,743	$5,382
Fixed assets	1,050	—	1,050
Policyholder reserves	25,857	—	25,857
Other (including items <5% of total ordinary tax liabilities)	5,544	—	5,544
Subtotal	57,576	19,743	37,833

Capital:
Investments	—	—	—
Deferred tax liabilities	57,576	19,743	37,833
Net admitted deferred tax assets (liabilities)	$57,337	$58,828	$(1,491)

31

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

	December 31, 2017
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$100,702	$35,246	35.0%
Interest maintenance reserve	52,977	18,542	18.4%
Dividends received deduction	(8,013)	(2,805)	(2.8%)
Return to provision	(402)	(141)	(0.1%)
Change in non-admitted assets	10,826	3,789	3.8%
Rate change	201,411	70,494	70.0%
Other, including prior year true-up	(1,189)	(416)	(0.4%)
Total statutory income tax	$356,312	$124,709	123.8%

Federal income taxes incurred		$4,205	4.2%
Tax on capital gains/(losses)		18,071	17.9%
Prior year overaccrual/(underaccrual)		10,039	10.0%
Change in net deferred income tax expense/(benefit)		92,394	91.7%
Total statutory income tax		$124,709	123.8%

32

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2018	2017
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	2,272	4,543

The alternative minimum tax credit carryforwards do not expire.

The Company has no income tax expense for 2016, 2017 and 2018 that are available for recoupment in the event of future net losses.

Deposits admitted under IRC 6603

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (“IRS”) Code as of December 31, 2018.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2018, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The following companies, except as noted, were included in the consolidated federal income tax return for 2017 and all or part of 2018:

The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
PHL Variable Insurance Company
Nassau Life and Annuity Company
Phoenix Founders, Inc.
1851 Securities, Inc.
American Phoenix Life and Reassurance Company -- Sold in 2017

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $88.1 million and $138.5 million for the years ended December 31, 2018 and 2017, respectively. The amounts payable to NCNY were $6.2 million and $1.2 million as of December 31, 2018 and 2017, respectively.

33

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $3.7 million and $4.8 million for the years ended December 31, 2018 and 2017, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2018 and 2017.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $54.0 million and $49.3 million for the years ended December 31, 2018 and 2017, respectively. Commissions paid by the Company on behalf of NLA were $0.3 million for the year ended December 31, 2018. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively. The Company had amounts receivable from PHL of $3.0 million as of December 31, 2017.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.5 million and $16.4 million as of December 31, 2018 and 2017, respectively. Amounts receivable from NAMCO were $0.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

The Company has investments in various classes of notes of Nassau 2017-I Ltd., Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd. and Nassau 2019-I Ltd. Warehouse (the “Nassau CLOs”) totaling $52.1 million par with a fair value of $48.0 million and $13.3 million par with a fair value of $13.1 million at December 31, 2018 and 2017, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $16.2 million and $15.3 million as of December 31, 2018 and 2017, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0.1 million and $0.6 million as of December 31, 2018 and 2017, respectively. The Company did not charge for these services.

The Company had other transactions with amounts due from PHL of $2.0 million as of December 31, 2018.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2018, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

34

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

35

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements and Disclosures. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation. Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock [1]	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015
____________________
[1]	Includes $3,412 thousand Class A Membership FHLB common stock.

36

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2017 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2017
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$—	$1,434	$1,434
Preferred stock	—	—	8,142	8,142
Common stock	304	—	49,112	49,416
Subtotal	304	—	58,688	58,992

Separate account assets	1,112,832	8,403	—	1,121,235
Total assets at fair value	$1,113,136	$8,403	$58,688	$1,180,227

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2018	2017
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$58,688	$65,144
Purchases	4,957	3,373
Sales	(4,970)	(8,440)
Settlements.	(107)	(4)
Transfers into Level 3	19,960	12,689
Transfers out of Level 3	(9,728)	(10,669)
Realized gains (losses)	(1,661)	(1,684)
Unrealized gains (losses)	2,958	(1,721)
Balance, end of period	$70,097	$58,688

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2018 and 2017 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2018 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2017 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2018 and 2017.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

37

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2017 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,778,592	$7,417,789	$—	$5,070,949	$2,707,643	$—
Preferred stock	130,561	124,890	—	78,662	51,899	—
Common stock	49,416	49,416	304	—	49,112	—
Mortgage loans	90,939	90,939	—	—	90,939	—
Surplus debentures & capcos	15,757	13,809	—	3,704	12,053	—
Cash, cash equivalents & short terms	356,007	356,007	211,350	144,657	—	—
Separate account assets	1,121,235	1,121,235	1,112,832	8,403	—	—
Total financial instruments	$9,542,507	$9,174,085	$1,324,486	$5,306,375	$2,911,646	$—

As of December 31, 2017, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2018 and 2017, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

38

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2018 and 2017 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2018, the remaining commitments total $8.9 million.

39

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

On January 5, 2015, the Company committed to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. These purchases were expected to be made over 24 months. On November 21, 2016, the agreement was amended to extend the purchase period to 36 months. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2018, $36.3 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2018, the Company had unfunded commitments of $152.3 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2018, the Company had open commitments of $43.5 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2018 and 2017, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2018	2017	2018	2017
	(in thousands)
Swaps	$75,000	$—	$—	$—
Total	$75,000	$—	$—	$—
____________________

*	Notional amount

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2018, the Company had posted $0.8 million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

40

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2018 and 2017 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2018 and through April 29, 2019, the date of issuance of these financial statements. There were no events occurring subsequent to the end of the year that merited recognition or disclosure in these financial statements.

41

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585
____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

42

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2017	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$95,812	$98,317	$95,812
States, municipalities and political subdivisions	930,083	975,699	930,083
Foreign governments	85,583	93,431	85,583
All other corporate bonds [1]	6,292,980	6,597,042	6,306,311
Total fixed maturities	7,404,458	7,764,489	7,417,789
Equity securities:
Common stock:
Industrial, miscellaneous and all other	49,416	49,416	49,416
Nonredeemable preferred stock	124,890	130,561	124,890
Total equity securities	174,306	179,977	174,306
Mortgage loans	90,939	90,939	90,939
Real estate, at depreciated cost	30,916	XXX	30,916
Contract loans	2,337,222	XXX	2,337,222
Other invested assets [2]	611,662	613,610	611,112
Cash and short-term investments	356,007	356,007	356,007
Receivables for securities	6,999	XXX	6,999
Total cash and invested assets	$11,012,509		$11,025,290
____________________

[1]	Amortized cost and fair value amounts exclude $13,331 and $14,103, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $550 of non-admitted other invested assets.

See accompanying independent auditors’ report.

43

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2018 and 2017

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2018:
Insurance Segment	$9,772,208	$136,826	251,976	$588,147	$423,210	$95,242

2017:
Insurance Segment	$10,038,205	$157,267	$296,611	$625,172	$468,514	$167,194

See accompanying independent auditors’ report.

44

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2018 and 2017

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2018	$28,458,804	$13,360,421	$2,927,687	$18,026,070	16%
2017	30,497,149	14,202,841	2,945,450	19,239,758	15%

Life insurance premiums:
2018	$367,246	$147,155	$31,885	$251,976	13%
2017	399,472	156,886	54,025	296,611	18%

See accompanying independent auditors’ report.

45

                  FIRST INVESTORS LIFE VARIABLE ANNUITY FUND A

                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS

                                   OFFERED BY

                     FIRST INVESTORS LIFE INSURANCE COMPANY

            STATEMENT OF ADDITIONAL INFORMATION DATED APRIL 23, 2002

         This Statement of Additional Information is not a Prospectus and should be read in conjunction  with the  Prospectus  for First  Investors Life Variable
Annuity  Fund A,  dated  April 23,  2002,  which may be  obtained  at no cost by writing to First Investors Life Insurance Company, 95 Wall Street, New York, New
York 10005, or by telephoning (800) 342-7963.

                                TABLE OF CONTENTS

                               GENERAL DESCRIPTION

         FIRST INVESTORS LIFE INSURANCE COMPANY.  First Investors Life Insurance
Company,  95 Wall Street,  New York, New York 10005 ("First  Investors Life"), a
stock life  insurance  company  incorporated  under the laws of the State of New
York  in  1962,  writes  life  insurance,  annuities  and  accident  and  health insurance. First Investors Consolidated Corporation ("FICC"), a holding company, owns all of the voting common stock of First Investors Management Company,  Inc.
("FIMCO" or "Adviser") and all of the outstanding stock of First Investors Life,
First Investors  Corporation ("FIC" or "Underwriter")  and  Administrative  Data
Management Corp., the transfer agent for First Investors Special Bond Fund, Inc.
Mr.  Glenn O. Head and members of his family  control FICC and,  therefore,  the
Adviser and First Investors Life.

         SEPARATE  ACCOUNT A.  First  Investors  Life  Variable  Annuity  Fund A
("Separate  Account  A")  was  established  on  September  11,  1979  under  the provisions of the New York Insurance  Law. The assets of Separate  Account A are segregated  from the assets of First  Investors  Life,  and that portion of such assets  having a value equal to, or  approximately  equal to, the  reserves  and contract  liabilities  under the Contracts are not chargeable  with  liabilities arising out of any other business of First Investors Life. Separate Account A is registered with the Securities and Exchange Commission  ("Commission") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940
Act"), but such  registration does not involve any supervision by the Commission of the management or investment practices or policies of Separate Account A.

         The assets of  Separate  Account A are  invested  at net asset value in shares of First  Investors  Special Bond Fund,  Inc.  (the  "Fund").  The Fund's
Prospectus describes the risks attendant to an investment in the Fund.

                                    SERVICES

         CUSTODIAN.  First  Investors  Life,  subject  to  applicable  laws  and regulations, is the custodian of the securities of Separate Account A.

         INDEPENDENT PUBLIC ACCOUNTANTS. Tait, Weller & Baker, Eight Penn Center
Plaza,  Philadelphia,  PA 19103,  independent certified public accountants,  has been  selected as the  independent  accountants  for  Separate  Account A. First
Investors  Life pays Tait,  Weller & Baker a fee for serving as the  independent accountants  for Separate  Account A which is set by the Audit  Committee of the
Board of Directors of First Investors Life.

         UNDERWRITER.  First Investors Life and Separate  Account A have entered into an  Underwriting  Agreement with FIC. FIC, an affiliate of First  Investors
Life, and of the Adviser has its principal  business  address at 95 Wall Street,
New York, New York 10005.  For the fiscal years ending December 31, 1999,  2000, and 2001,  FIC received  fees of $8,508,  $8,969,  and $8,269  respectively,  in connection with the distribution of the Contracts in a continuous offering.

         The  Contracts are sold by insurance  agents  licensed to sell variable
annuities,   who  are   registered   representatives   of  the   Underwriter  or
broker-dealers who have sales agreements with the Underwriter.

                                       2

                                ANNUITY PAYMENTS

         VALUE OF AN ACCUMULATION  UNIT. For Separate Account A, the value of an
Accumulation  Unit was  arbitrarily  initially  set at  $1.00.  The  value of an
Accumulation  Unit  for  any  subsequent   Valuation  Period  is  determined  by
multiplying  the value of an  Accumulation  Unit for the  immediately  preceding
Valuation Period by the Net Investment Factor for the Valuation Period for which the Accumulation Unit Value is being calculated (see Appendix I, Example B). The investment  performance  of the Fund,  and  expenses and  deductions  of certain charges affect the Accumulation  Unit Value.  The value of an Accumulation  Unit for  Separate  Account A may  increase  or  decrease  from  Valuation  Period to
Valuation Period.

         NET INVESTMENT FACTOR. The Net Investment Factor for Separate Account A
for any Valuation  Period is  determined by dividing (a) by (b) and  subtracting
(c) from the result, where:

(a)      is the net result of:

         (1)      the net asset  value per share of the Fund  determined  at the end of the current Valuation Period, plus

         (2)      the  per  share  amount  of  any  dividend  or  capital  gains distributions  made  by the  Fund  if the  "ex-dividend"  date occurs during the current Valuation Period.

(b)      is the net asset value per share of the Fund  determined  as of the end of the immediately preceding Valuation Period.

(c)      is a factor representing the charges deducted for mortality and expense risks.  Such  factor is equal on an annual  basis to 0.75% of the daily net asset  value of  Separate  Account  A. This  percentage  represents approximately  0.60%  charge for the  mortality  risk assumed and 0.15%
         charge for the expense risk assumed.

         The Net  Investment  Factor  may be  greater  or  less  than  one,  and therefore, the value of an Accumulation Unit for Separate Account A may increase or decrease.  (For an illustration of this calculation,  see Appendix I, Example
A.)

         VALUE OF AN  ANNUITY  UNIT.  For  Separate  Account  A, the value of an
Annuity Unit was  arbitrarily  initially set at $10.00.  The value of an Annuity
Unit for any  subsequent  Valuation  Period is  determined  by  multiplying  the
Annuity Unit Value for the  immediately  preceding  Valuation  Period by the Net
Investment  Factor for the Valuation  Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to offset the effect of an investment earnings rate of 3.5% per annum, which is assumed in the
Annuity  Tables  contained  in  the  Contract.  (For  an  illustration  of  this calculation, see Appendix III, Example A.)

         AMOUNT OF ANNUITY PAYMENTS.  When annuity payments are to commence, the
Accumulated  Value to be applied to a variable annuity option will be determined by multiplying  the value of an  Accumulation  Unit for the Valuation Date on or immediately  preceding the seventh day before the Annuity  Commencement  Date by the number of Accumulation  Units owned. This seven day period is used to permit calculation  of amounts of annuity  payments and mailing of checks in advance of the due date. At that time any applicable Premium taxes not previously  deducted will be deducted from the  Accumulated  Value to determine  the Net  Accumulated
Value.  The resultant  value is then applied to the Annuity  Tables set forth in the Contract to determine the amount of the first monthly annuity  payment.  The
Contract  contains  Annuity Tables setting forth the amount of the first monthly installment for each $1,000 of Accumulated  Value applied.  These Annuity Tables vary according to the Annuity Option selected by the Contractowner and according to the sex and  adjusted  age of the  Annuitant  and any Joint  Annuitant at the
Annuity  Commencement  Date. The Contract contains a formula for determining the adjusted age, and the Annuity Tables are determined from the Progressive Annuity
Table with interest at 3.5% per year and assumes births prior to 1900,  adjusted

                                       3

by a  setback  of four  years of age for  persons  born  1900 and  later  and an additional setback of one year of age for each completed five years by which the year of birth is later than 1900.  Annuity  Tables  used by other  insurers  may provide greater or less benefits to the Annuitant.

         The  dollar  amount of the first  monthly  Variable  Payment,  based on
Separate  Account A determined  as above,  is divided by the value of an Annuity
Unit for Separate  Account A for the Valuation Date on or immediately  preceding the seventh day before the Annuity  Commencement Date to establish the number of
Annuity Units  representing  each monthly payment under Separate Account A. This seven day period is used to permit  calculation  of amounts of annuity  payments and mailing of checks in advance of the due date.  This number of Annuity  Units remains fixed for all variable annuity payments. The dollar amount of the second and subsequent  variable annuity payments is determined by multiplying the fixed number of Annuity  Units for Separate  Account A by the  applicable  value of an
Annuity  Unit  Value for the  Valuation  Date on or  immediately  preceding  the seventh  day before the due date of the  payment.  The value of an Annuity  Unit will vary with the  investment  performance  of the Fund,  and,  therefore,  the dollar amount of the second and subsequent  variable annuity payments may change from month to month.  (For an  illustration  of the calculation of the first and subsequent Variable Payments, see Appendix III, Examples B, C and D.)

         A fixed annuity is an annuity with annuity  payments which remain fixed as to dollar  amount  throughout  the payment  period and is based on an assumed interest rate of 3.5% per year built into the Annuity Tables in the Contract.

                                OTHER INFORMATION

         TIME OF PAYMENTS.  All payments due under the Contracts will ordinarily be made within seven days of the payment due date or within seven days after the date of receipt of a request  for partial  surrender  or  termination.  However,
First  Investors  Life reserves the right to suspend or postpone the date of any payment due under the  Contracts  (1) for any period  during  which the New York
Stock  Exchange  ("NYSE") is closed  (other than  customary  weekend and holiday closings) or during which trading on the NYSE, as determined by the  Commission, is  restricted;  (2) for any period during which an emergency,  as determined by the  Commission,  exists as a result of which disposal of securities held by the
Fund are not reasonably practical or it is not reasonably practical to determine the  value of the  Fund's  net  assets;  or (3) for such  other  periods  as the
Commission may by order permit for the protection of security  holders or as may be permitted under the 1940 Act.

         REPORTS  TO  CONTRACTOWNERS.  First  Investors  Life  will mail to each
Contractowner,  at the last known  address of record at the Home Office of First
Investors Life, at least annually,  a report  containing such information as may be  required  by  any  applicable  law  or  regulation  and a  statement  of the
Accumulation  Units  credited to the  Contract  for  Separate  Account A and the
Accumulation Unit Values. In addition, latest available reports of the Fund will be mailed to each Contractowner.

         ASSIGNMENT.  Any  amounts  payable  under  the  Contracts  may  not  be commuted,  alienated,  assigned or otherwise  encumbered before they are due. To the extent permitted by law, no such payments shall be subject in any way to any legal  process to subject them to payment of any claims  against any  Annuitant,
Joint Annuitant or Beneficiary.  The Contracts may be assigned. No assignment of a Contract shall be binding on First Investors Life unless such assignment is in writing and is filed with First Investors Life at its Home Office.

                                       4

                             PERFORMANCE INFORMATION

         Separate Account A may advertise its performance in various ways.

         The  yield  for  Separate  Account  A  is  presented  for  a  specified thirty-day  period (the "base period").  Yield is based on the amount determined by (i)  calculating  the  aggregate  amount of net  investment  income earned by
Separate  Account A during the base period less expenses accrued for that period
(net of reimbursement),  and (ii) dividing that amount by the product of (A) the average  daily number of  Accumulation  Units of Separate  Account A outstanding
during  the  base  period  and  (B)  the  maximum  public   offering  price  per
Accumulation  Unit on the last day of the base period.  The result is annualized by compounding on a semi-annual  basis to determine  Separate Account A's yield.
For this  calculation,  interest earned on debt  obligations held by the Fund is generally  calculated  using the yield to maturity (or first expected call date)
of  such  obligations  based  on  their  market  values  (or,  in  the  case  of receivables-backed  securities  such as  GNMA's,  based on cost).  Dividends  on equity securities are accrued daily at their estimated stated dividend rates.

         Separate  Account A's "average annual total return" ("T") is an average annual  compounded rate of return.  The  calculation  produces an average annual total return for the number of years measured. It is the rate of return based on factors which include a  hypothetical  initial  investment of $1,000 ("P" in the formula  below)  over a number of years  ("n") with an Ending  Redeemable  Value
("ERV") of that investment, according to the following formula:

                  T=[(ERV/P)^(1/n)]-1

         The "total return" uses the same factors, but does not average the rate of return on an annual basis. Total return is determined as follows:

                  [ERV-P]/P = TOTAL RETURN

         In providing such performance data,  Separate Account A will assume the payment of the maximum  sales charge of 7.00% (as a  percentage  of the purchase payment) on the initial  investment and the payment of the Mortality and Expense
Risk  Charges of 0.75%  ("P").  Separate  Account A will  assume that during the period  covered all  dividends  and capital gain  distributions  are paid at net asset value per  Accumulation  Unit,  and that the investment is redeemed at the end of the period.

         Average  annual  total  return and total  return for the periods  ended
December 31, 2001 calculated  using the offering price for Separate Account A is set forth in the tables below:

AVERAGE ANNUAL TOTAL RETURN*

                  One Year                                  (7.72)%
                  Five Years                                (0.03)%
                  Ten Years                                  5.82%

TOTAL RETURN*

                  One Year                                  (7.72)%
                  Five Years                                (0.13)%
                  Ten Years                                 76.00%

-------------
* The return figures assume the current maximum sales charge of 7.00%.  Prior to
December 30, 1991, the maximum sales charge for Separate Account A was 7.25%.

                                       5

Nonstandardized  average  annual  total  return  and  total  return  may also be advertised without any sales charges,  but assuming the payment of all recurring
Separate  Account  charges,  including  the Mortality and Expense Risk Charge of
0.75%  (non-standardized  performance  information).  In such case,  the initial investment  will  either  reflect a reduced  sales  load or no sales  load.  Any quotation of return not reflecting the maximum sales charge will be greater than if the maximum  sales  charge were used.  Nonstandardized  average  annual total return  and total  return  computed  at net asset  value for the  periods  ended
December 31, 2001 for Separate Account A is set forth in the tables below:

NONSTANDARDIZED AVERAGE ANNUAL TOTAL RETURN

                  One Year                                  (0.78)%
                  Five Years                                 1.43%
                  Ten Years                                  6.59%

TOTAL RETURN

                  One Year                                  (0.78)%
                  Five Years                                 7.38%
                  Ten Years                                 89.24%

         Return  information  may be useful to investors  in reviewing  Separate
Account A's  performance.  However,  the total  return and average  annual total return will  fluctuate over time and the return for any given past period is not an indication or representation by Separate Account A of future rates of return.

         At times, the Adviser may reduce its compensation or assume expenses of
the  Fund  in  order  to  reduce  the  Fund's  expenses.   Any  such  waiver  or
reimbursement  would increase Separate Account A's total return,  average annual total return and yield during the period of the waiver or reimbursement.

         Separate Account A may include in advertisements  and sales literature, examples,  information  and statistics that illustrate the effect of taxable vs.
tax-deferred  compounding  income at a fixed rate of return to  demonstrate  the growth of an investment  over a stated period of time resulting from the payment of dividends and capital gains  distributions in additional  Accumulation Units.
The  examples  may  include   hypothetical   returns  comparing  taxable  versus
tax-deferred  growth.  The examples used will be for illustrative  purposes only and are not  representations  by Separate  Account A of past or future  yield or return.

         From time to time,  in reports  and  promotional  literature,  Separate
Account A may compare its performance to, or cite the historical performance of, other  variable  annuities.  The  performance  rankings  and ratings of variable annuities reported in L-VIPPAS,  a monthly  publication for insurance  companies and  money  managers  published  by  Lipper  Analytical  Services,  Inc.  and in
Morningstar  Variable Annuity  Performance  Report,  also a monthly  publication published by Morningstar, Inc., may be used. Additionally,  performance rankings and ratings reported  periodically in national  financial  publications  such as
MONEY,  FORBES,  BUSINESS  WEEK,  BARRON'S,  FINANCIAL  TIMES,  CHANGING  TIMES,
FORTUNE, NATIONAL UNDERWRITER,  etc., may also be used. Quotations from articles appearing in daily newspaper  publications  such as THE NEW YORK TIMES, THE WALL
STREET JOURNAL and THE NEW YORK DAILY NEWS may be cited.

                                       6

                        RELEVANCE OF FINANCIAL STATEMENTS

         The  values of the  interests  of  Contractowners  under  the  variable portion of the Contracts will be affected  solely by the  investment  results of
Separate  Account  A.  The  financial  statements  of  First  Investors  Life as contained  herein  should be  considered  only as bearing  upon First  Investors
Life's ability to meet its  obligations to  Contractowners  under the Contracts, and they should not be considered as bearing on the  investment  performance  of
Separate Account A.

                                       7

                                   APPENDICES

                                       8

                                   APPENDIX I

                                    EXAMPLE A
                    FORMULA AND ILLUSTRATION FOR DETERMINING
                    THE NET INVESTMENT FACTOR OF A SUBACCOUNT
                              OF SEPARATE ACCOUNT A

Net Investment Factor =  A + B
                         ----- - D
                           C

Where:

A  =   The Net Asset Value of a Fund  share,  plus  dividends  accrued but not reinvested, as of the end of the current Valuation Period.
       Assume............................................................................. =        $8.51000000
B  =   The per share amount of any dividend or capital gains distribution reinvested since the end of the immediately preceding Valuation Period.
       Assume............................................................................. =                  0
C  =   The Net Asset Value of a Fund share, plus dividends accrued but not reinvested, as of the end of the immediately preceding Valuation Period.
       Assume............................................................................. =        $8.39000000
D  =   The daily deduction for mortality and expense risks, which totals .75%
       on an annual basis.
       On a daily basis................................................................... =          .00002054

Then, the Net Investment Factor = 8.51000000 + 0
                                  -------------- - .00002054.............................. =         1.01428220
                                     8.39000000

                                    EXAMPLE B
                    FORMULA AND ILLUSTRATION FOR DETERMINING
                     ACCUMULATION UNIT VALUE OF A SUBACCOUNT
                              OF SEPARATE ACCOUNT A

Accumulation Unit Value = A x B
Where:

A  =   The  Accumulation  Unit Value for the immediately  preceding  Valuation
       Period.
       Assume............................................................................. =        $1.46328760
B  =   The Net Investment Factor for the current Valuation Period.
       Assume............................................................................. =         1.01428220

Then, the Accumulation Unit Value = $1.46328760 x 1.01428220.............................. =         1.48418657

                                       9

                                   APPENDIX II

                                    EXAMPLE A
                    FORMULA AND ILLUSTRATION FOR DETERMINING
                           DEATH BENEFIT PAYABLE UNDER
                    ANNUITY OPTION 4-UNIT REFUND LIFE ANNUITY

Upon the death of the Annuitant,  the designated  Beneficiary  under this option will  receive  under a  Separate  Account a lump sum death  benefit  of the then dollar value of a number of Annuity Units computed using the following formula:
                         A               A
Annuity Units Payable = --- - (CxD), if --- is greater than CxD
                         B               B

Where:

A  =  The Net Accumulated  Value applied on the Annuity  Commencement  Date to purchase the Variable Annuity.
        Assume............................................................................ =         $20,000.00

B  =  The Annuity Unit Value at the Annuity Commencement Date.
        Assume............................................................................ =        $1.08353012

C  =  The number of Annuity Units represented by each payment made.
        Assume............................................................................ =       116.61488844

D  =  The total number of monthly  Variable Annuity Payments made prior to the
      Annuitant's death.
        Assume............................................................................ =                 30

Then the number of Annuity Units Payable:

                      $20,000.00
                     ------------ -  (116.61488844 x 30)
                     $1.08353012

                 =   18,458.18554633  -  3,498.44665320

                 =   14,959.73889313

If the value of an Annuity Unit on the date of receipt of  notification of death was $1.12173107, then the amount of the death benefit under the Separate Account would be:

        14,959.73889313 x $1.12173107 = $16,780.80

                                       10

                                  APPENDIX III

                                    EXAMPLE A

                    FORMULA AND ILLUSTRATION FOR DETERMINING
                              ANNUITY UNIT VALUE OF
                               SEPARATE ACCOUNT A

Annuity Unit Value = A x B x C

Where:

A  =   Annuity Unit Value of the immediately preceding Valuation Period.
        Assume............................................................................ =        $1.10071211

B  =   Net Investment Factor for the Valuation Period for which the Annuity
          Unit is being calculated.
        Assume............................................................................ =         1.00083530

C  =   A factor to  neutralize  the assumed  interest  rate of 3 1/2% built into the Annuity Tables used.
        Daily factor equals............................................................... =         0.99990575

Then, the Annuity Value is:

        $1.10071211 x 1.00083530 x 0.99990575 = $1.10152771

                                    EXAMPLE B

                    FORMULA AND ILLUSTRATION FOR DETERMINING
              AMOUNT OF FIRST MONTHLY VARIABLE ANNUITY PAYMENT FROM
                               SEPARATE ACCOUNT A

First Monthly Variable Annuity Payment =    A
                                         ------- x B
                                         $1,000

Where:

A  =   The Net Accumulated  Value  allocated to Separate  Account A for the
          Valuation Date on or immediately  preceding the seventh day before the
          Annuity Commencement Date.
        Assume............................................................................ =         $20,000.00

B  =   The Annuity purchase rate per $1,000 based upon the option selected, the sex and  adjusted  age of the  Annuitant  according to the Annuity
          Tables contained in the Contract.
        Assume............................................................................ =              $6.40

Then, the first Monthly Variable Payment = $20,000
                                           ------- x $6.40 = $128.00
                                           $1,000

                                       11

                                    EXAMPLE C

                    FORMULA AND ILLUSTRATION FOR DETERMINING
               THE NUMBER OF ANNUITY UNITS FOR SEPARATE ACCOUNT A
              REPRESENTED BY EACH MONTHLY VARIABLE ANNUITY PAYMENT

                            A
Number of Annuity Units =  ---
                            B

Where:

A  =   The dollar amount of the first monthly Variable Annuity Payment.
        Assume............................................................................ =            $128.00

B  =   The  Annuity  Unit Value for the  Valuation  Date on or  immediately preceding the seventh day before the Annuity Commencement Date.
        Assume............................................................................ =        $1.09763000

Then, the number of Annuity Units =    $128.00    = 116.61488844
                                    -------------
                                     $1.09763000

                                    EXAMPLE D

                    FORMULA AND ILLUSTRATION FOR DETERMINING
              THE AMOUNT OF SECOND AND SUBSEQUENT MONTHLY VARIABLE
                    ANNUITY PAYMENTS FROM SEPARATE ACCOUNT A

Second Monthly Variable Annuity Payment = A x B

Where:

A  =   The Number of Annuity  Units  represented  by each monthly  Variable
          Annuity Payment.
        Assume............................................................................ =       116.61488844

B  =   The  Annuity  Unit Value for the  Valuation  Date on or  immediately preceding  the  seventh  day  before  the date on which the second (or subsequent) Variable Annuity Payment is due.
        Assume............................................................................ =        $1.11834234

Then, the second monthly Variable Annuity Payment = 116.61488844 x $1.11834234 = $130.42

The above  example was based upon the  assumption  of an increase in the Annuity
Unit  Value  since  the  initial  Variable  Annuity  Payment  due  to  favorable investment  results of the  Separate  Account  and the Fund.  If the  investment results  were less  favorable,  a decrease in the Annuity  Unit Value and in the second  monthly  Variable  Annuity  Payment  could  result.  Assume B above  was
$1.08103230.

Then, the second monthly Variable Annuity Payment = 116.61488844 x $1.08103230 =
$126.06

                                       12

PART C
OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)	Financial Statements. Financial statements of First Investors Life Variable Annuity Fund A (the “Registrant” or the “Separate Account”) as of December 31, 2019 and for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, and financial statements of Nassau Life Insurance Company (the “Depositor” or “NNY”) as of December 31, 2019 and 2018, and as of December 31, 2018 and 2017, and for each of the years in each of the two-year periods ended December 31, 2019 and December 31, 2018, are included in Part B of the Registration Statement.

(b)	Exhibits

	(1)	Resolution of the Board of Directors of First Investors Life Insurance Company establishing the Separate Account.[1]
	(2)	Not applicable.
	(3)	Underwriting and distribution contracts:
(a) Underwriting Agreement between First Investors Life Insurance Company, the Separate Account and First Investors Corporation.[1]
(b) Specimen Variable Annuity Dealer Agreement between First Investors Corporation and dealers.[1]
(c) Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc., filed herewith.
(d) Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC, filed herewith.
	(4)	Specimen Individual Variable Annuity Contract issued by First Investors Life Insurance Company for participation in the Separate Account.[1]
	(5)	Form of application used with the Individual Variable Annuity Contract provided in response to (4) above.[1]
	(6)	Depositor instrument of organization and by-laws:
(a) Certificate of Incorporation of NNY, filed herewith.
(b) By-laws of NNY, filed herewith.
(c) Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY, filed herewith.
	(7)	Not applicable.
	(8)	Material contracts:
(a) Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement), filed herewith.
(b) Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.), filed herewith.
	(9)	Opinion and consent of counsel, filed herewith.
	(10)	Consents of Independent Registered Public Accounting Firm, filed herewith.
	(11)	Not applicable.
	(12)	Not applicable.
	(13)	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer, filed herewith.

1 Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 (File Nos. 002-66295; 811-02982) filed by the Registrant on May 19, 1997.

Item 25. Directors and Officers of the Depositor

The following are the directors and officers of NNY. Unless otherwise noted, each director’s and officer’s principal business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Depositor
Phillip Gass	President, Chief Executive Officer and Director

Thomas Buckingham	Vice President, Chief Product and Service Officer

Kostas Cheliotis	Vice President, General Counsel, Secretary and Director

David Czerniecki	Vice President, Chief Investment Officer

Richard Daniel McCoach	Vice President, Chief Information Officer

William Moorcroft	Chief Compliance Officer, Anti-Money Laundering Officer

Justin Mosbo	Vice President, Chief Actuary

Thomas Williams	Vice President, Chief Financial Officer and Director

Leanne Bell	Director

Kevin Gregson	Director

Michael Kalen	Director

Leland Launer	Director

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of NNY, a stock life insurance company incorporated under the laws of the State of New York. NNY is an indirect subsidiary of Nassau Financial Group L.P. An organization chart of Nassau Financial Group L.P. is set forth below.

Nassau Financial Group L.P. (Cayman) (Individuals) [Contract]
Nassau Financial Group L.P. (Cayman) [Contract]
Nassau Asset Management LLC (Delaware) [100%]
Nassau CorAmerica LLC (Delaware) [100%]
Nassau CorAmerica Loan Company LLC (Delaware) [100%]
Nassau CorAmerica Advisors LLC (Delaware) [100%]
Nassau CorAmerica FL1 GP LLC (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LP (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LLC (Delaware) [Contract]

Nassau CorAmerica 2019-FL1 (Cayman) LP [Contract]
Nassau Corporate Credit LLC (Delaware) [100%]
NCC CLO Manager LLC (Delaware) [100%]
NCC Management LLC (Delaware) [100%]
Nassau Private Credit LLC (Delaware) [100%]
Nassau Private Credit GP LLC (Delaware) [100%]
Nassau Private Credit Onshore Fund LP (Delaware) [Contract]
Nassau Private Credit Master Fund LP (Kentucky) [Contract]
Nassau Private Credit Offshore Fund LP (Kentucky) [Contract]
NPC SGP LLC (Delaware) [100%]
Nassau Alternative Investments LLC (Delaware) [100%]
NAMCO Services LLC (Delaware) [100%]
NSRE Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Partners, LLC (Delaware) [86.2%]
Dedicated Distribution Partners, LLC (Delaware) [100%]
Saybrus Management Holding Company Inc. (Delaware) [Contract]
Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Equity Services, LLC (Delaware) [100%]
Nassau Insurance Group Holdings GP, LLC (Delaware) [Contract]
Nassau Insurance Group Holdings, L.P. (Delaware) [Contract]
The Nassau Companies (Delaware) [100%]
Nassau Life Insurance Company of Texas (Texas) [100%] (1)
Nassau Life Insurance Company of Kansas (Kansas) [100%]
Nassau Life and Annuity Company (Connecticut) [100%]
Lynbrook Re, Inc. (Vermont) [100%]
Nassau Co-Invest Fund LLC (Delaware) [100%]
Sunrise Re, Inc. (Vermont) [100%]
The Nassau Companies of New York (Delaware) [100%]
Nassau CLO SPV-I LLC (Delaware) [56%] (2)
Nassau CLO SPV-II LLC (Delaware) [54.34%] (3)
Nassau Employee Co-Invest Fund I LLC (Delaware) [51%] (4)
Nassau Life Insurance Company NY (New York) [100%]
PM Holdings, Inc. . (Connecticut) [100%]
Phoenix Founders, Inc. (Connecticut) [100%]
Nassau 2019 CFO LLC (Delaware) [76.73%] (5)
Nassau 2019 CFO Fund LLC (Delaware) [100%]
PHL Delaware LLC (Delaware) [100%]
DSM Sands LLC (Delaware) [100%]
PHL Variable Insurance Company (Connecticut) [100%]
Concord Re, Inc. (Connecticut) [100%]
Westgate Delaware LLC .(Delaware) [100%]
Nassau Reinsurance LLC (Delaware) [100%]
NSRE BD Holdco LLC (Delaware) [100%]
1851 Securities, Inc. (Delaware) [100%]
Nassau Cayman Brac Holding Company (Delaware). [100%]
Nassau Re (Cayman Brac) Ltd. (Cayman) [100%]

Item 27. Number of Contract Owners

As of May 1, 2020, the number of owners of qualified and non-qualified contracts offered by the Registrant was 0 and 102, respectively.

Item 28. Indemnification

Section 6.1 of the By-laws of NNY provides as follows:

To the full extent permitted by the laws of the State of New York, NNY shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person’s testator or intestate:

(1)	is or was a director, officer or employees of the company; or

(2)	serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the company, and at the time of such services, was a director, officer or employee of the company against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the company seeking indemnification may be entitled.

In addition, the directors and officers of the company are insured against certain liabilities arising out of their conduct in such capacities. The coverage is subject to certain terms and conditions and to the specified coverage limit set forth in the applicable policies.

Under the terms of the underwriting agreement between NNY and 1851 Securities, Inc., NNY will indemnify and hold harmless 1851 Securities, Inc. for any expenses, losses, claims, damages or liabilities (including attorney fees) incurred by reason of any material misrepresentation or omission in a registration statement or prospectus for a variable insurance product for which 1851 Securities, Inc. serves as principal underwriter; provided, however, NNY shall not be required to indemnify for any expenses, losses, claims, damages or liabilities which have resulted from the negligence, misconduct or wrongful act of 1851 Securities, Inc.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a)	1851 Securities, Inc. is the principal underwriter for the contracts supported by the Registrant. 1851 Securities, Inc. acts as principal underwriter for the following investment companies (including the Registrant): First Investors Life Variable Annuity Fund C, First Investors Life Variable Annuity Fund D, First Investors Life Level Premium Variable Life Insurance (Separate Account B); First Investors Life Separate Account E, and First Investors Life Variable Annuity Fund A; Nassau Life Separate Account C; Nassau Life Separate Account D; Nassau Life Variable Accumulation Account; Nassau Life Variable Universal Life Account; PHL Variable Accumulation Account; PHL Variable Accumulation Account II; PHLVIC Variable Universal Life Account; and Nassau Life and Annuity Variable Universal Life Account. These investment companies are separate accounts of NNY or affiliates thereof. 1851 Securities, Inc. does not serve as depositor, sponsor or investment adviser to any investment companies.

(b)	The following are the directors and officers of 1851 Securities, Inc. Unless otherwise noted, each director’s and officer’s business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Principal
Underwriter
William Moorcroft	Chief Executive Officer, Chief Compliance Officer and Director

Peter Hosner Jr.*	Chief Financial Officer

Walter Costenbader	Financial and Operations Principal (FinOP)

Thomas Buckingham	Director

Susan Guazzelli	Director

Hayley Maldonado	Director

*Business address is 15 Tech Valley Drive, East Greenbush, New York 12061.

(c)	1851 Securities, Inc. did not receive, directly or indirectly, any commissions or other compensation from the Registrant during the Registrant’s last fiscal year. The following commissions and other compensation were received by Foresters Financial Services, Inc., the former principal underwriter for the contracts supported by the Registrant, directly or indirectly, from the Registrant during the Registrant’s last fiscal year (all such compensation was paid by Foresters Life Insurance and Annuity Company):

(1) Name of Principal	(2) Net Underwriting	(3) Compensation on	(4) Brokerage	(5) Other
Underwriter	Discounts and Commissions	Redemption	Commissions	Compensation
Foresters Financial Services, Inc.	None	None	None	None

Item 30. Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by NNY at Vital Records, 563 New Center Road, Flagtown, NJ 08821 (electronic record storage) and at Archive Systems, 25 Commerce Road, Fairfield, NJ 07004 (archive records).

Item 31. Management Services

Not applicable.

Item 32. Undertakings

Registrant hereby makes the following undertakings:

(a)	An undertaking to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)	An undertaking to include either: (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	An undertaking to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

NNY represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by NNY under the contracts.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 8th day of July, 2020.

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND A
(Registrant)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

NASSAU LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Phillip Gass	President, Chief Executive Officer	July 8, 2020
Phillip Gass*	and Director

/s/ Thomas Williams	Chief Financial Officer and	July 8, 2020
Thomas Williams*	Director

/s/ David Monroe	Chief Accounting Officer	July 8, 2020
David Monroe*

/s/ Leanne Bell	Director	July 8, 2020
Leanne Bell*

/s/ Kevin Gregson	Director	July 8, 2020
Kevin Gregson*

/s/ Michael Kalen	Director	July 8, 2020
Michael Kalen*

/s/ Leland Launer	Director	July 8, 2020
Leland Launer*

*By:	/s/ Kostas Cheliotis
Kostas Cheliotis (Attorney-in-Fact pursuant to powers of attorney filed herewith)
Date: July 8, 2020

INDEX OF EXHIBITS

Exhibit Number	Description
3(c)	Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc.

3(d)	Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC

6(a)	Certificate of Incorporation of NNY

6(b)	By-laws of NNY

6(c)	Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY

8(a)	Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement)

8(b)	Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.)

9	Opinion and consent of counsel

10	Consents of Independent Registered Public Accounting Firm

13	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer